Exhibit 99.1

Itaú

Itaú Corpbanca and subsidiaries

Interim Consolidated Financial Statements

ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

INDEPENDENT AUDITOR’S REVIEW REPORT

(A free translation from the original in Spanish)

Santiago, April 29, 2020

To the Shareholders and Directors of

Itaú Corpbanca and subsidiaries

We have reviewed the accompanying interim consolidated statement of financial position of Itaú Corpbanca and subsidiaries as of March 31, 2020, the interim consolidated statements of income and of other comprehensive income for the three-month periods ended March 31, 2020 and 2019, and the related interim consolidated statements of cash flows and of changes in equity for the three-month periods then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Interim Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market.

PWC Chile, Av. Andrés Bello 2711 – piso 5, Las Condes – Santiago, Chile

RUT: 81.513.400-1 | Teléfono: (562) 29400000 | www.pwc.cl

Santiago, April 29, 2020

Itaú Corpbanca and subsidiaries

2

Other Matters related to the consolidated statement of financial position as of December 31, 2019

On February 27, 2020, we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2019 and 2018 of Itaú Corpbanca and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2019 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Digitally signed by claudio Hernán Derdxen Sepúlveda RUT: 12.264.594-0. The digital certificate is embedded in the eletronic cersion of this document.

$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	1

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Notes	As of March 31, 2020	As of December 31, 2019
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,898,476	1,009,681
Cash items in process of collection	5	475,006	231,305
Trading investments	6	311,772	181,402
Investments under resale agreements	7	101,158	75,975
Financial derivative contracts	8	5,466,878	3,154,957
Interbank loans, net	9	49,731	56,205
Loans and accounts receivable from customers, net	10	22,815,417	22,373,638
Available for sale investments	11	3,763,948	3,593,204
Held to maturity investments	11	152,168	115,682
Investments in companies	12	15,604	14,938
Intangibles	13	1,576,307	1,617,745
Fixed assets	14	55,358	57,962
Right of use asset under lease agreements	15	197,969	204,559
Current taxes	16	61,212	85,516
Deferred taxes	16	198,243	184,167
Other assets	17	1,276,958	783,447
TOTAL ASSETS		38,416,205	33,740,383
LIABILITIES
Deposits and other demand liabilities	18	5,267,262	4,873,448
Cash in process of being cleared	5	494,788	164,573
Obligations under repurchase agreements	7	658,196	559,457
Time deposits and other time liabilities	18	12,708,280	11,620,187
Financial derivative contracts	8	5,181,904	2,938,034
Interbank borrowings	19	2,942,051	2,646,756
Debt instruments issued	20	6,556,820	6,408,356
Other financial liabilities	20	8,642	12,966
Lease contracts liabilities	15	167,285	172,924
Current taxes	16	30,666	13
Deferred taxes	16	433	263
Provisions	21	138,586	194,107
Other liabilities	22	928,319	708,914
TOTAL LIABILITIES		35,083,232	30,299,998
EQUITY
Attributable to equity holders of the Bank
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,195,849
Valuation accounts	24	12,008	42,140
Retained earnings		175,333	245,287
Retained earnings from prior years	24	156,342	156,342
Net income for the period	24	27,130	127,065
Less: Provision for mandatory dividends	24	(8,139)	(38,120)
Total equity attributable to equity holders of the Bank		3,246,016	3,346,102
Non-controlling interest	24	86,957	94,283
TOTAL EQUITY		3,332,973	3,440,385
TOTAL LIABILITIES AND EQUITY		38,416,205	33,740,383

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	2

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended March 31,
	Notes	2020	2019
		MCh$	MCh$
Interest income	25	442,158	385,819
Interest expense	25	(224,188)	(186,814)
Net interest income		217,970	199,005
Fee and commission income	26	57,605	61,044
Fee and commission expense	26	(18,373)	(17,355)
Net fee and commission income		39,232	43,689
Net income (expense) from financial operations	27	182,485	(167)
Net foreign exchange gain (loss)	28	(85,170)	9,406
Other operating income		16,568	8,756
Net operating profit before provision for loan losses		371,085	260,689
Provision for loan losses	29	(103,740)	(47,857)
NET OPERATING PROFIT		267,345	212,832
Personnel salaries and expenses	30	(72,846)	(72,956)
Administrative expenses	31	(61,723)	(59,400)
Depreciation and amortization	32	(32,360)	(30,508)
Impairment	32	-	-
Other operating expenses		(8,357)	(17,179)
Total operating expenses		(175,286)	(180,043)
OPERATING INCOME		92,059	32,789
Income from investments in companies	12	1,148	910
Operating income (loss) before income taxes		93,207	33,699
Income taxes	16	(65,560)	(3,033)
CONSOLIDATED INCOME FOR THE PERIOD		27,647	30,666
Attributable to:
Equity holders of the Bank	24	27,130	28,252
Non-controlling interest	24	517	2,414
Earnings per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	24	0.053	0.055
Diluted earnings per share	24	0.053	0.055

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	3

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended March 31,
	Notes	2020	2019
		MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	24	27,647	30,666
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	24	(25,315)	330
Exchange differences on investment in Colombia and New York branch	24	(35,408)	(1,549)
Gain (loss) from net investments in foreign operations hedge	24	45,843	3,256
Gain (loss) from cash flows hedge	24	(21,172)	(9,223)
Other comprehensive income (loss) before income taxes		(36,052)	(7,186)
Income taxes related to available for sale investments	24	5,635	81
Income taxes related to net investment in foreign operations hedge	24	(12,378)	(299)
Income taxes related to cash flows hedge	24	4,296	1,883
Income taxes on other comprehensive income		(2,447)	1,665
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		(38,499)	(5,521)

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	24	726	(2)
Income taxes related to defined benefits obligations	24	(202)	-
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		524	(2)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	24	(37,975)	(5,523)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	24	(10,328)	25,143
Attributable to:
Equity holders of the Bank	24	(3,002)	22,061
Non-controlling interest	24	(7,326)	3,082

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	4

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos - MCh$)

				Reserves			Retained earning			Total
	Note	Number of shares	Capital	Reserves from earnings	Other non- earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the period	Provision for mandatory dividends	attributable to equity holders of the Bank	Non- controlling interest	Total equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Distribution of income from previous year	24.b	-	-	-	-	-	172,047	(172,047)	-	-	-	-
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	-	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		-	-	-	-	-	(51,614)	-	51,614	-	-	-
Provision for mandatory dividends		-	-	-	-	-	-	-	(8,476)	(8,476)	-	(8,476)
Comprehensive income for the period		-	-	-	-	(6,191)	-	28,252	-	22,061	3,082	25,143
Equity as of March 31, 2019		512,407	1,862,826	451,011	839,120	9,041	156,342	28,252	(8,476)	3,338,116	226,163	3,564,279

Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385
Distribution of income from previous year	24.b	-	-	-	-	-	127,065	(127,065)	-	-	-	-
Equity as of January 1, 2020		512,407	1,862,826	451,011	744,838	42,140	283,407	-	(38,120)	3,346,102	94,283	3,440,385
Dividends paid		-	-	-	-	-	(127,065)	-	38,120	(88,945)	-	(88,945)
Provision for mandatory dividends		-	-	-	-	-	-	-	(8,139)	(8,139)	-	(8,139)
Comprehensive income for the period		-	-	-	-	(30,132)	-	27,130	-	(3,002)	(7,326)	(10,328)
Equity as of March 31, 2020		512,407	1,862,826	451,011	744,838	12,008	156,342	27,130	(8,139)	3,246,016	86,957	3,332,973

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	5

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended March 31,
	Notes	2020	2019
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		93,207	33,699
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	32	32,360	30,508
Provisions for loans and accounts receivable from customers and interbank loans	29	117,895	59,067
Provisions and write-offs for assets received in lieu of payment		1,307	(9,366)
Provisions for contingencies		300	(2,218)
Mark to market of investments and derivatives adjustment	26	(163,086)	7,037
Adjustment (profit) loss for instruments available for sale	26	(18,060)	(8,134)
Adjustment (profit) loss on sale credit portfolio	26	458	1,826
Net interest income		(217,970)	(199,005)
Fee and commission income	25	(57,605)	(61,044)
Fee and commission expense	25	18,373	17,355
Net foreign exchange gain (loss)	27	85,170	(9,406)
Net loss on sale of fixed assets		101	-
Net gain on sale of assets received in payment		(427)	-
Net gain on sale of assets held for sale		(970)	-
Net gain on sale of participation in companies	12	-	(1,028)
Increase on deferred asset and liability		(13,906)	(2,804)
Other debits (credits) that do not represent cash flows		(34,291)	83,560
Subtotals		(157,144)	(59,953)
Loans and accounts receivable from customers and interbank loans		(435,305)	(114,182)
Investments under resale agreements	5c)i)	(50,111)	79,233
Obligations under repurchase agreements	5c)i)	98,739	(309,315)
Trading investments	5c)ii)	(154,461)	(135,864)
Available for sale investments	5c)ii)	(133,722)	256,886
Held to maturity investments	5c)ii)	(36,486)	(12,187)
Other assets and liabilities		(274,670)	(38,601)
Time deposits and other time liabilities		1,088,093	(147,649)
Deposits and other demand liabilities		393,814	41,358
Dividends received from investments in companies	12	526	910
Foreign borrowings obtained	5c)iii)	1,052,836	53,855
Repayment of foreign borrowings	5c)iii)	(836,614)	(4,056)
Interest paid		(186,214)	(186,126)
Interest received		409,609	398,141
Net fee and commission income		31,452	43,711
Taxes paid		(56,774)	(37,582)
Fine payment CMF		-	(5,985)
Repayment of other borrowings		(4,324)	(1,636)
Proceeds from sale of assets received in lieu of payment		2,346	4,042
Net cash flows provided by (used in) operating activities		751,590	(175,000)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(13,307)	(13,853)
Sales of fixed assets		108	-
Income from sale of assets held for sale		1,550	-
Income from sale (Increase) of investment in companies	12	(338)	1,818
Net cash flows used in investing activities		(11,987)	(12,035)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		166,836	322,406
Redemption of debt issued		(84,273)	(47,556)
Dividends paid	23	(87,649)	(33,545)
Payments of lease liabilities	15	(8,419)	(8,699)
Net cash flows (used in) provided by financing activities		(13,505)	232,606
Effect of changes in exchange rates		132,237	18,218
NET INCREASE IN CASH AND CASH EQUIVALENTS		858,335	63,789
Cash and cash equivalents at the beginning of the period		1,447,939	1,363,052
Cash and cash equivalents at end of the period	5	2,306,274	1,426,841
Net increase in cash and cash equivalents		858,335	63,789

	As of	Cash flows		Changes other than cash flows					As of
	January 1, 2020	Received	Paid	Changes other than cash	Adquisition	Interest	Currency exchange effects	Fair value changes	March 31, 2020

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	40,933	-	(3,241)	-	-	517	-	-	38,209
Bonds (senior and subordinated)	6,367,423	166,836	(81,032)	(9,346)	-	103,056	(28,326)	-	6,518,611
Lease contracts liabilities	172,924	-	(8,419)	-	1,330	3,170	(1,720)	-	167,285
Totals	6,581,280	166,836	(92,692)	(9,346)	1,330	106,743	(30,046)	-	6,724,105
Dividends approved	-	-	(127,065)	-	-	-	-	-	-
Dividends payable	-	-	39,416	-	-	-	-	-	-
Dividends paid	-	-	(87,649)	-	-	-	-	-	-
Subtotal cash flows from financing activities	-	166,836	(180,341)	-	-	-	-	-	-
Total cash flows from financing activities (net)	-	(13,505)	-	-	-	-	-	-	-

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	6

Table of Contents

Itaú Corpbanca and subsidiaries

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	7

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

IItaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. The entity is the merger result between Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed“Itaú Corpbanca”1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), and transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Lima.The Bank has total consolidated assets for MCh$38,416,205 (MMUS$44,993) and equity for MCh$3,332,973 (MMUS$3,904).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Interim Consolidated Financial Statements as of March 31, 2020, were approved by the Board of Directors on April 29, 2020.

Significant Accounting Policies and Others

a)    Accounting period

The Interim Consolidated Financial Statements are referred as of March 31, 2020 and December 31, 2019 and comprise the three month periods ended March 31, 2020 and 2019.

b)    Basis of preparation of the Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail.

Additinonally, these Interim Consolidated Financial Statements in relation to the application of IAS 34 “Interim Financial Information”, are prepared mainly with the intention of updating the content of the latest Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances occurred during

1    The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	8

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

the three-month periods ended March 31, after the end of the year, and not duplicating the information previously published in the last Consolidated Financial Statements.

As a result, these Interim Consolidated Financial Statements do not include all the information that a complete set of Financial Statements prepared in accordance with the international accounting and financial information standards agreed by the IASB would require, so for an adequate understanding of the information included in these Interim Consolidated Financial Statements, these must be read in conjunction with the Annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available at www.itau.cl).

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. On them descriptive informations and disaggregated information is presented.

c)    Consolidation criteria

These Interim Consolidated Financial Statements comprise the preparation of the separate (individual) Financial Statements of the Bank and the controlled entities which participate in consolidation as of March 31, 2020 and December 31, 2019 and for the three month periods ended March 31, 2020 and 2019 included in the Interim Consolidated Financial Statements, and include necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with standards established in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

For consolidation purposes, the financial statements of the branch in New York have been converted into Chilean pesos at the exchange rate of $853.82 for US$1 as of March 31, 2020 ($680.15 as of March 31, 2019 and $748.77 as of December 31, 2019), same situation for Colombian subsidiaries using an exchange rate of $0.2111 for COP $1 as of March 31, 2020 ($0.2140 as of March 31, 2019 and $0.2284 as of December 31, 2019), in accordance with IAS 21 “Effects of variations in foreign currency exchange rates”, relations with the valuation of investments abroad in countries with economic stability.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 19%, 20%, 28%, and 17%, respectively, of total consolidated assets, liabilities, income, and operating results as of March 31, 2020 (20%, 22%, 37%, and 52% as of December 31, 2019 and 23%, 26%, 44%, and 89% as of March 31,2019, respectively).

(i)    Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	9

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Thus, the Bank controls an investee if and only if has all the following:

1)	Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;
2)	Exposure, or rights, to variable returns from its involvement with the investee;
3)	Ability to use its power over the investee to affect the amount of the Bank’s returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The interim financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	10

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Ownership percentage
			Functional	As of March 31, 2020			As of December 31, 2019			As of March 31, 2019
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda.(1) (7)	Domestic	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.900	0.100	100.000
Itaú Asesorías Financieras Ltda, (1) (9)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (1) (8) (10)		Chile		$-	-	-	-		-	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1) (6)		Chile		$99.999	0.010	100.000	99.999	0.010	100.000	99.990	0.001	100.000
Itaú Corpbanca New York Branch (1) (5)	Foreign	EE.UU	US$	100.000	-	100.000	100.000	-	100.000	100.000	-	100.000
Itaú Corpbanca Colombia S.A. (2) (11)		Colombia	COP$	87.100	-	87.100	87.100	-	87.100	66.279	-	66.279
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	79,980	-	79,980	79,980	-	79,980	79,980	-	79,980
Itaú Securities Services Colombia S.A.(2)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	-	87.083	87.083	-	87.083	87.083	-	66.266	66.266
Itaú (Panamá) S.A. (3)		Panamá	US$	-	87.100	87.100	-	87.100	87.100	-	66.279	66.279
Itaú Casa de Valores S.A (4) (12)		Panamá	US$	-	-	-	-	87.100	87.100	-	66.279	66.279

(1)	Companies regulated by the Financial Market Commission (CMF) of Chile.
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama
(5)	Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED)
(6)	On May 2, 2019, Itaú Corpbanca Recaudaciones y Cobranzas S.A (Instacob) acquiered from Itaú Corredores de Bolsa its participation in Itaú Asesoría Financieras.
(7)	On May 2, 2019, Itaú Corredores de Bolsa acquiered from Itaú Asesoría Financieras its participation on Instacob (Itaú Corpbanca Recaudaciones y Cobranzas S.A).
(8)	On May 2, 2019 Itaú Corpbanca acquired from Itaú Corredores de Bolsa its participation on Corplegal. As of that date controlling 100% of the participation of the entity.
(9)	On May 2, 2019 Itaú Asesoría Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.
(10)	On May 20, 2019, the dissolution of Corplegal S.A. took place.
(11)	On December 3, 2019, Itaú Corpbanca acquired from Helm LLC and Kresge Stock Holding Company Inc its participation held over Itaú Corpbanca Colombia.
(12)	On January 23, 2020, Itaú Comisionista de Bolsa Colombia SA, a subsidiary of Itaú Corpbanca Colombia SA, completed the process of selling its participation (100%) held over Itaú Casa de Valores. SA, domiciled in Panama.

(i)    Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank’s proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	11

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following entities are considered “Associated Entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28:

Associates name	Principal activity	Place of incorporation and of business	As of March 31, 2020 % participation	As of December 31, 2019 % participation
Nexus S.A.	Credit and debit card operator	Santiago, Chile	14.8148%	12.9000%
Transbank S.A.	Credit card operator	Santiago, Chile	8.7188%	8.7188%

Itaú Corpbanca Bank exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors.This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned before entities.

(i)    Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(ii)   Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note N°23 "Contingencies, Commitments, and Responsibilities", letter c), related to Responsibilities recorded in off-balance sheet accounts.

In accordance to IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties
●	The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of March 31, 2020 and December 31, 2019 they act as Agent and none of these investment vehicles is consolidated.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	12

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

d)    Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from shareholders’ equity in the Interim Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (ie, transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)    Use of estimates and judgments

The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, the regulator standars and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with the regulatory dispositions issued by the CAS, as stated in chapter B-2 "Impaired loans and charge-offs". Charge-offs are recorded as a reduction of the allowance for loan losses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	13

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:

●	Allowances for loan losses (Notes 9, 10, and 29).
●	Fair value of financial assets and liabilities (Note 34).
●	Contingencies and commitments (Note 23).
●	Impairment losses of certain assets, including goodwill (Notes 9, 10, 13, 14, 15, 29 and 32).
●	Current taxes and deferred taxes (Note 16).

During the three month period ended March 31, 2020, there have been no significant changes in estimates made at the end of 2019.

f)    Classifications of financial instruments

(i)    Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: ‘trading investments’, ‘held to maturity investments’, ‘available for sale investments’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Interim Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	14

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial assets measured at fair value

According to IFRS 13 “Fair Value Measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those rare cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

The Interim Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	15

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Interim Consolidated Staments of Income.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments

The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity.

Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Net income (expenses) from financial operations”.

Interest and inflation-indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Interim Consolidated Statement of Income.

Investment instruments that are treated as hedged iítems in hedge accounting transactions relationships are adjusted according to the rules applicable to hedge accounting.

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses.

Investment instruments must be permanently assessed to timely identify impairment indication which may result in losses which are recorded in the Interim Consolidated Statement of Income as “impairment”.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify if there is objective evidence of impairment. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	16

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Loans and accounts receivables from customers and interbank loans

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term, They are measured at amortized cost using the effective interest method, less any impairment determined according to the CAS.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Interim Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Interim Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. However, in some circumstances, the Bank can subsequently designate a derivative from the trading derivatives portfolio as a hedging instrument if the requirements for hedge accounting set in IAS 39, are met.

Changes in the fair value of derivative instruments held for trading are included in “Net income (expenses) from financial operations” in the Interim Consolidated Statement of Income.

If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be:

1)	A fair value hedge of existing assets or liabilities or a “commitment” to be executed
2)	A cash flow hedge of existing assets or liabilities or forecast transactions
3)	A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1)	At the inception of the hedge there is formal designation and documentation of the hedging relationship;
2)	the hedge is expected to be highly effective;
3)	the effectiveness of the hedge can be reliably measured, and;
4)	the hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Interim Consolidated Statements of Income.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	17

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Interim Consolidated Statement of Income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Interim Consolidated Statements of Income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Interim Consolidated Statement of Financial Position.

When a derivative instrument hedges the exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Interim Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line item of the Interim Consolidated Statement of Income. Any ineffective portion is directly recognized in the Interim Consolidated Statement of Income.

In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Interim Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presented in the Interim Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date.

Financial asset and liability balances are offset, i.e., reported in the Interim Consolidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)    Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items:

-

Cash and deposits in banks: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corresponding lines or items. If no special item is indicated for these operations, they will be included together with the accounts reported.

-

Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-

Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements.

-

Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above.

-

Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

-

Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	18

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii)  Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

-

Financial liabilities at fair value through profit anda loss: As of March 31, 2020 and December 31, 2019 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

-

Other financial liabilities: Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

(iv)  Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Interim Consolidated Statements of Financial Position:

-

Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-

Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to time differences, etc.

-

Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.
-

Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in Note 8.

-

Interbank borrowings: this item includes obligations with other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and senior bonds placed in both local and foreign markets.
-

Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	19

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

g)    Leases

On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

(i)    Assets for-right-of-use

At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability.

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank will depreciate the right-of-use asset from commencement date to the end of the useful life of the underlying asset. In another case, the Bank will depreciate the right-of-use asset from commencement to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, whichever comes first.

The Bank applies IAS 36 "Impairment of Assets" to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

As of March 31, 2020, the Bank has not identified impairment in the value of the right of use assets.

(ii)   Liability for lease

The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding).

The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	20

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding).

h)   Allowances for loan losses

The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructions set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurred and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio.

(i)    Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	21

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability to collect the principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

Type of	Debtor	Probability of default	Loss given default	Expected loss
portfolio	category	(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
Normal	A3	0.25	87.50	0.21875
portfolio	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
	B1	15.00	92.50	13.87500
Substandard	B2	22.00	92.50	20.35000
portfolio	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	22

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
Non-compliant	C3	More than 20% and up to 30%	25%
portfolio	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(ii)  Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	23

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the CNC. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number of overdue days	0	1 - 29	30 - 59	60 - 89	Default portfolio
	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
LTV ≤ 40%	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PI (%)	1.9158	27.4332	52.0824	78.2511	100.0000
40% < LVT ≤ 80%	PDI (%)	2.1955	2.8233	2.9192	2.9192	30.4130
	PE (%)	0.0421	0.7745	1.5204	2.3047	30.4130
	PI (%)	2.5150	27.0300	52.5800	79.6952	100.0000
80% < LVT ≤ 90%	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
LVT > 90%	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

	MP factor of mitigation of losses for credits with state insurance of auction
Range LTV	Section V: Deed price of the house (UF)
	V ≤ 1.000	1.000 < V ≤ 2.000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

The Bank uses the three standard models established in the CAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

●    Commercial leasing operations

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	24

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Probability of Default (PD) applicable according to delinquency and type of asset (%)
Days in arrears of the operation at	Type of leased assets
the end of the month	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)
LTV= Book value/Value of the leased asset
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.2
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

·    Student loans

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability delinquency and type of loan (%)
Presents payment of principal or interest at the end of the month	Days of delinquency at the end of the month	Type of Student Loan
		CAE	CORFO or other
	0	5.2	2.9
	1-29	37.2	15.0
Yes	30-59	59.0	43.4
	60-89	72.8	71.9
	Portfolio in default	100.0	100.0
No	n/a	41.6	16.5

Loss given default due according to the enforceability of the payment and type of loan (LGD) (%)
Presents payment of principal or interest at the end of the month	Type of Student Loan
	CAE	CORFO u otros
Yes	70.9	70.9
No	50.3	45.8

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	25

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

·    Generic commercial placements and factoring

Factoring operations and commercial loans, other than those indicated above, the expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)
Days of delinquency at the end of the month	With collateral		No collateral
	LTV <=100%	LTV >100%
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range (%)
	LTV ranges	Commercial operations or factoring without transferor’s responsibility	Factoring with transferor’ s responsibility
With collateral	LTV <= 60%	5.0	3.2
	60% < LTV <= 75%	20.3	12.8
	75% < LTV <= 90%	32.2	20.3
	90% < LTV	43.0	27.1
No collateral		56.9	35.9

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees are directly associated with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes all loans and contingent loans of a borrower that presents an overdue equal to or more than 90 days in the payment of interest or principal in any of its loans. It will also include borrowers who renegociated a loan with more than 60 days overdue and borrower who have been subject to a forced debt renegotiation.

The following can be excluded from the group non-compliant portfolio:

a)	Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,
b)	Student loans as set forth in Law N°20,027, that do not present conditions indicated in Circular N°3,454 dated December 10, 2008.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	26

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

-	None of the debtor obligations with the Bank are overdue for more than 30 days.
-	No new re-financing of loans has been granted
-	At least one of the payments received includes principal payment (total or partial).
-	If the debtor has a loan with partial payments due within six months, two payments have been made.
-	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
-	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(iii)  Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

1)	Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.
2)	Property guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal.
3)	Financial guarantees. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset is sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	27

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

iv)    Additional provisions

The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the CMF, recording the liability, see letter x) “Provisions, contingent assets, and contingent liabilities”. Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when a positive outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of March 31, 2020 and December 31, 2019 the Bank does not maintains additional provisions.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	28

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)    New accounting pronouncements

New accounting pronouncements introduced by the CMF

1)   Circular No. 2,243 December 20, 2019, Compendium of Accounting Standards for Banks, Updated instructions.

As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, "CASB", in full.

All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system.

From the modifications mentioned before and the following sections are updated as follows:

●	Chapter A-1 Application of accounting criteria

In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS.

●	Chapter A-2 Limitations or clarifications on the use of general standards

The limitations and clarifications for the application of IFRS are adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows:

-    The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations.

-   The restriction for assets or liabilities to be recognized at fair value is eliminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted.

-    As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: "Financial assets for trading at fair value through profit and loss", "Financial assets not for trading compulsorily measured at fair value through profit and loss", "Financial assets designated at fair value through profit and loss", "Financial assets at fair value through other comprehensive income" and "Financial assets at amortized cost".

-   In regard to the requirement on valuations of goodwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean Association of Accountants.

-   In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulative periods already disclosed under IAS 34, are eliminated.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	29

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

-   It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, intangible assets, investment property and assets with the right to use property under lease.

-   Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission’s instructions prevail over IFRS 16, which must be applied in all aspects that do not conflict with them.

●	Chapter B-2 Provisions for credit risk

The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loan that are more than 90 days past due, whether the loan is subject to individual or group assessment.

●	Chapters C-1 and C-2 Impaired loans and write-offs

The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of Income for the period, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flow Statement are defined, incorporating more precise guidelines for the preparation of these

In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified.

Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with "IFRS Practice Statement 1 - Management Commentary", which must accompany the interim and annual financial statements.

With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law.

●	Chapter C-3 Contingent credits

The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income.

●	Other matching adjustments

In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	30

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Chapter E- Transitional provisions

The new CAS provisions will be applicable as of January 1, 2022, with a transition date as of January 1, 2021, for purposes of the comparative financial statements to be issued as of March 31, 2022

Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item “Other non-earnings reserves” (item 32000.01.00), as of January 1, 2022.

Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2022.

In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions.

As of the date of issuance of these consolidated financial statements, Management is assessing the impact of the adoption of the New Compendium of Accounting Standards for Banks.

2)   Circular No. 2,247 dated March 25, 2020 modified the Updated Standards Compilation extending the term for the disposal of assets received in lieu of payment

The CMF issued this circular as part its work performed in order to face of the COVID-19 virus outbreak due to the potencial effects that it may have in the financial markets and entities under its supervision.

The modification extended the period for disposing an asset received in lieu of payment to 18 months. As such a transitional provision has been included on number 6.5 of Chapter 10-1 of the Updated Compilation of Standards, replacing in its first paragraph from “March 1, 2008 to December 31, 2010” to "from March 1, 2019 to September 30, 2020."

Additionally, write-offs may be deferred on a proportional basis to the number of months between the date the asset was received or awarded and that set by the bank for disposal.

The adoption of this new circular had an impact on the presentation of the Interim Consolidated Financial Statements as of March 31, 2020, through the implementation of a transitional accounting policy that decreased the write-offs of the assets received in lieu of payment, to benefit from the extension in the term of disposal and the partialization of the write-offs through the additional term.

3)   CMF informs flexibility of Basel III implementation times

On March 30, 2020, the CMF reported the decision to postpone in a year the implementation of the new requirements of the Risk-Weighted Assets which will take effect as of 2022. Additionally, the capital requierements for systemic banks, the requirements associated with the conservation buffer and discounts to effective equity, both where also postpone in a year. The Council resolved to continue the process of issuing the Basel III standards so that they are fully issued by December 2020. This includes extending the period to send comments over the draft.

The new calendar was published stablishig a new period to receive comments on draft, indicating that all related standards will be published during the fourth quarter of 2020.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	31

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

4)   Tax Reform - Promulgation of the Law

On March 1, 2020, the "Tax Reform", Law No. 21,120, which modernizes the tax legislation, came into force. The reform modified several tax regulations, focused mainly on tax compliance issues, relations with the Internal Revenue Service for reviewing processes, and various adjustments that mainly impacted small and medium-sized companies. For the Bank, there are no substantial modifications regarding the current process to determine its taxes, and some minor modifications have been identified, such as the application of VAT to imports of standard software, the surcharge on real estate contributions and the progressive elimination of the PPUA.

5)   Legislation enacted to respond to the COVID-19 pandemic

In response to the various adverse effects that the COVID-19 pandemic has had and is expected to have on the local economy, the Government has taken economic measures, enacting new regulations that mainly impacts customers (such as the exemption of Stamp Tax and Stamps for the operations carried out between April and September 2020, the possibility of extending VAT payments, etc.), no impacts have been detected from such regulations.

  New accounting pronouncements introduced by IASB

1.  Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements

1.1  Conceptual framework

In March 2018, the International Accounting Standards Board (Board) issued a complete set of concepts for financial reporting, the revised Conceptual Framework for Financial Information (Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010

The revised Conceptual Framework has an effective date from January 1, 2020.

The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it will not have a significant impact on the Interim Consolidated Financial Statements.

1.2 IFRS 3 "Business Combinations" - Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a Business to make it easier for companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reduce the limitations of a company to the center of the definition of products in goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. The amendment to IFRS 3 has an effective date of January 1, 2020.

The new limitations introduced by the amendment have not had specific difficulties in the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	32

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1.3  Amendments to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, policy changes and accounting errors"

On October 31, 2018, the IASB published “Definition of material (amendments to IAS 1 and IAS 8)” to clarify the definition of “material” and align the definition used in the Conceptual Framework and similar standards.

The changes relate to a new revised definition of “material” that is cited following the final amendments: "Information is material if its omission, misstatement or concealment could reasonably be expected to influence the decisions that primary users of general purpose financial statements make on the basis of those statements, which provide financial information about a specific reporting entity”

The new definition of material is found in IAS 1 “Presentation of Financial Statements”. The definition of material in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is allowed.

The nature of the amendment includes standardizing the definition of "material", the adoption of which will not have a significant impact on the Interim Consolidated Financial Statements.

1.4  Criteria to IFRS 9, IAS 39 and IFRS 7 “Reform of the reference interest rate”

Published in September 2019, it is being modified providing certain simplifications in relation to the reform of reference interest rates. The simplifications relate to hedge accounting and have an effect on the IBOR reform, the quality generally should not cause hedge accounting to end. However, any inefficiency of coverage must continue to be recorded in income.

The amendments apply retrospectively to annual periods beginning on or after 1 January 2020.

The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform, the adoption of which will not have a significant impact on the Interim Consolidated Financial Statements.

2.    Standards and Interpretations that have been issued, but have not entered into force in these Consolidated Interim Financial Statements

2.1  IFRS 9 “Financial Instruments” – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments”. On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 "Financial Instruments: Recognition and Measurement".

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called "fair value with change in other comprehensive income" for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 "Financial Instruments: Recognition and Measurement", however, there are differences in the requirements applicable to the measurement of the entity’s own credit risk.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	33

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Impairment: The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 "Financial Instruments: Recognition and Measurement".

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a "reasonable compensation for early termination of the contract."

The modifications are effective for the annual periods beginning on January 1, 2019.

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on "Advance payments with negative compensation". These conditions have been successfully modified.

The modifications are effective for annual periods beginning on January 1, 2019.

Amendment to IAS 28 "Investments in associates and joint ventures"

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28).

The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9.

Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of the CAS in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, it indicates that it will not apply this rule in advance, and furthermore it will not be applied while the CMF does not establish it as a standard of obligatory use for all Banks. With the issuance of the New Compendium of Accounting Standards for Banks (CASB), IFRS 9 should be applied only in those sections where the regulator allows it.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	34

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.2  Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has not yet been established by the IASB; however, early application of the amendments is permitted.

The amendment includes guidelines regarding the loss of control over subsidiaries, the adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements.

2.3  Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published amendment to IAS 1, which addresses the classification of liabilities and clarify how to classify debt and other liabilities as current or non-current for presentation purposes. This amendment applies retroactively from January 1, 2022, and early application is permitted.

Among the modifications are the following:

●	An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.
●	The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.
●	The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity’s financial position.
●	The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the CAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	35

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 2 – Accounting Changes

There are no accounting changes in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	36

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 3 – Significant Events

As of March 31, 2020, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

  ITAÚ CORPBANCA

Chief Executive Officer appointment

On January 9, 2020 it was communicated the decision made between Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders, to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020.

The Board also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020.

Investment increase in Nexus S.A.

On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A. corresponding to 1.91% of the total equity of this company, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.81%.

Sale on the investment in Itaú Casa de Valores, Panama

Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., sold its investment in Itaú Casa de Valores S.A., a public limited company , domiciled in Panama, to LVM Holdings SpA, a company domiciled in Chile. The value of the transaction was determined at 1.5 times the price value of its equity as of January 23, 2020.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 18, 2020, it was approved to distribute a dividend equivalent to 100% of the net income attributable to equity holders of the Bank for the year ended December 31, 2019, which represents an aggregate amount equal to $127.065.130.654 payable to the shareholders of the Bank entitled to receive dividends in a proportion of $0,2479770771 per share.

  ITAÚ CORPBANCA COLOMBIA S.A

On January 27, 2020, the Shareholders’ Meeting of Itaú Corpbanca Colombia S.A. elected the following members of the Board of Directors:

Gabriel Amado de Moura

Cristián Toro Cañas

Juan Echeverría González

Mónica Aparicio Smith

Roberto Brigard Holguín

.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	37

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 3 – Significant Events, continued

Bond issuance

On February 27, 2020, Itaú Corpbanca Colombia placed bonds for an amount of MMCOP$499,997 (MM$105,000) in the local market. The initial amount offered was demanded 2.74 times.

2019 net income destination

On March 17, 2020, the Ordinary Shareholders’ Meeting agree to capitalized 100% of the earnings generated by Itaú Corpbanca Colombia S.A. in the year ended December 31, 2019, for an amount of MMCOP$115,417 (MCh$24,238) , as legal reserve.

  COVID-19 Pandemia

The first case of COVID-19 in Chile was detected on March 3, 2020. As of the date of these Interim Consolidated Financial Statements, the Chilean government has taken various measures in order to prepare the country for mass contagion, including partial lockdown for some regions. Further government actions may be imposed according to when and how the peak of contagion will occur.

From a macroeconomic point of view, the impact of COVID-19 in Chile is uncertain. According to Management, estimates indicate that COVID-19 could result in a decline of 1.9% in Chilean GDP in 2020. However, it is worth noting that there is a considerable degree of uncertainty about GDP growth forecasts for this year, which stems from uncertainty about (i) the duration of the lockdown / isolation measures and (ii) the pace of recovery in the second half of 2020. It is reasonable to believe that, the longer the duration of the isolation measures, the slower the recovery will be in the second half of this year, since the consequences on the financial condition of corporates and households tend to be more intense, delaying the normalization. Economic stagnation, contraction and increased unemployment levels may affect our cost of funding, the recoverability and value of our assets and could result in lower loan portfolio growth, higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses, resulting in lower net income. To mitigate the impact on the economy the Government has enacted several laws to combat the economic consequences of COVID-19 and the Central Bank of Chile has taken some measures for providing liquidity to the market, as well as, reducing the overnight interest rate.

In order to manage the impacts of COVID-19 in our operations, we organized ourselves in three main pillars. The first pillar is related to our clients and what needed to be done to continue to be fully accessible through our digital channels and to continue to provide the solutions requested by our clients. The second pillar is related to our people and how we could support and protect them at the same time as we reinforce our organizational values and culture. The third pillar relates to our efforts to maintain our strong focus on risk management and our operational and technological capabilities to keep the Bank running strong, safe and solid.

The Bank constantly monitors and evaluates the impacts of this pandemic on its results, as well as the effects on significant estimates and judgements, including allowances for loan losses, impairment of assets in general, and of Goodwill in particular, considering that these recent events do not impact the results for the three-month period ended March 31, 2020, nor the financial position as of the same date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	38

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 "Operating Segments".

a.    Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)    Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

ii)    Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

The Bank does not record transactions with a single external customer that generates income equal to or greater than 10% of total income during the three-month periods ended March 31, 2020 and 2019.

b.    Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

●	attributed to the entity’s country of domicile and
●	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., and Itaú Corredores de Seguros Colombia S.A.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	39

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 4 – Reporting Segments, continued

The information on interest income and inflation-indexation adjustments for the three month periods ended March 31, 2020 and 2019, of the aforementioned geographical areas is as follows:

	2020			2019
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	321,989	120,169	442,158	260,358	125,461	385,819
Interes expense	(166,137)	(58,051)	(224,188)	(127,323)	(59,491)	(186,814)
Net interest income	155,852	62,118	217,970	133,035	65,970	199,005

c.   Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities, profits and losses for the three month period ended on March 31, 2020 and for the year ended on Decembre 31, 2019, is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1 Assets and liabilities

		As of March 31, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,451,992	446,484	1,898,476	610,901	398,780	1,009,681
Cash items in process of collection	5	471,792	3,214	475,006	230,595	710	231,305
Trading investments	6	110,146	201,626	311,772	109,924	71,478	181,402
Investments under resale agreements	7	90,283	10,875	101,158	46,686	29,289	75,975
Financial derivative contracts	8	5,223,658	243,220	5,466,878	3,061,530	93,427	3,154,957
Interbank loans, net and Loans and accounts receivable from customers, net	9-10	18,444,586	4,420,562	22,865,148	17,768,441	4,661,402	22,429,843
Available for sale investments	11	2,812,661	951,287	3,763,948	2,748,183	845,021	3,593,204
Held to maturity investments	11	60,190	91,978	152,168	30,132	85,550	115,682
Investments in companies	12	12,126	3,478	15,604	11,166	3,772	14,938
Intangibles	13	1,420,102	156,205	1,576,307	1,443,920	173,825	1,617,745
Fixed assets	14	35,267	20,091	55,358	36,051	21,911	57,962
Right of use asset under lease agreements	15	162,591	35,378	197,969	165,986	38,573	204,559
Current taxes	16	5,404	55,808	61,212	30,773	54,743	85,516
Deferred taxes	16	184,136	14,107	198,243	176,696	7,471	184,167
Other assets	17	1,201,820	75,138	1,276,958	705,354	78,093	783,447
Totals		31,686,754	6,729,451	38,416,205	27,176,338	6,564,045	33,740,383

		As of March 31, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18	3,060,606	2,206,656	5,267,262	2,765,496	2,107,952	4,873,448
Cash items in process of being cleared	5	494,788	-	494,788	164,573	-	164,573
Obligations under repurchase agreements	7	396,848	261,348	658,196	499,136	60,321	559,457
Time deposits and other time liabilities	18	11,051,038	1,657,242	12,708,280	9,700,785	1,919,402	11,620,187
Financial derivative contracts	8	4,996,196	185,708	5,181,904	2,839,914	98,120	2,938,034
Interbank borrowings	19	2,142,515	799,536	2,942,051	1,883,900	762,856	2,646,756
Debt instruments issued	20	5,760,872	795,948	6,556,820	5,687,763	720,593	6,408,356
Other financial liabilities	20	8,642	-	8,642	12,966	-	12,966
Obligations for lease	15	135,068	32,217	167,285	137,334	35,590	172,924
Current taxes	16	29,961	705	30,666	13	-	13
Deferred taxes	16	83	350	433	-	263	263
Provisions	21	71,647	66,939	138,586	111,796	82,311	194,107
Other liabilities	22	877,708	50,611	928,319	653,786	55,128	708,914
Totals		29,025,972	6,057,260	35,083,232	24,457,462	5,842,536	30,299,998

(*)   Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,174,571 as of March 31, 2020 (MCh$1,194,331 as of December 31, 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	40

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 4 – Reporting Segments, continued

c.2 Income for the three month periods ended March 31, 2020 and 2019

		For the three month periods ended March 31,
		2020			2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	155,852	62,118	217,970	133,035	65,970	199,005
Net fee and commission income	26	31,353	7,879	39,232	35,247	8,442	43,689
Net income (expense) from financial operations	27	45,818	136,667	182,485	1,147	(1,314)	(167)
Net foreign exchange gain (loss)	28	44,776	(129,946)	(85,170)	(3,647)	13,053	9,406
Other operating income	33	10,200	6,368	16,568	5,742	3,016	8,758
Provision for loan losses	29	(83,249)	(20,491)	(103,740)	(30,757)	(17,100)	(47,857)
NET OPERATING PROFIT		204,750	62,595	267,345	140,767	72,067	212,834
Depreciation and amortization	32	(21,547)	(10,813)	(32,360)	(20,540)	(9,968)	(30,508)
Operating expenses (*)		(95,665)	(47,261)	(142,926)	(98,271)	(51,266)	(149,537)
OPERATING INCOME		87,538	4,521	92,059	21,956	10,833	32,789
Income from investments in companies	12	622	526	1,148	3	907	910
Income taxes	16	(64,452)	(1,108)	(65,560)	1,522	(4,555)	(3,033)
CONSOLIDATED INCOME FOR THE PERIOD	25	23,708	3,939	27,647	23,481	7,185	30,666

(*)    Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	41

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 5 – Cash and Cash Equivalents

a.    Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Cash and deposits in banks
Cash	290,055	253,779
Deposits in the Central Bank of Chile	865,234	103,756
Deposits in local banks	9,503	14,254
Deposits in foreign banks	733,684	637,892
Subtotals cash and deposits in banks	1,898,476	1,009,681

Cash items in process of collection, net (1)	(19,782)	66,732
Highly liquid financial instruments (2)	376,533	295,551
Investments under resale agreements (3)	51,047	75,975
Totals cash and cash equivalents	2,306,274	1,447,939

(1)	See letter b. “Cash in process of collection and in process of being cleared” on the next page.
(2)	Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

	Note	As of March 31, 2020	As of December 31, 2019
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	72,732	28,772
Available for sale investments	11	303,801	266,779
Totals		376,533	295,551

(3)	Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" of the asset in the Interim Consolidated Statement of Financial Position. The detail is as follows:

	Note	As of March 31, 2020	As of December 31, 2019
		MCh$	MCh$
Investments under resale agreements	7 a)	51,047	75,975

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	42

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 5 – Cash and Cash Equivalents, continued

b.    Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	28,250	76,922
Funds receivable	446,756	154,383
Subtotals assets	475,006	231,305
Liabilities
Funds payable	494,788	164,573
Subtotals liabilities	494,788	164,573
Cash items in process of collection, net	(19,782)	66,732

c.    Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i.	Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).
ii.	Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).
iii.	Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).
iv.	Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	43

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 6 – Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	40,383	52,019
Other Government securities	36,196	28,879
Other Chilean securities
Bonds	753	905
Notes	30,987	22,218
Foreign financial securities
Bonds	153,878	67,088
Other securities	47,748	4,390
Investments in mutual funds
Funds managed by related entities	1,827	5,870
Funds managed by third parties	-	33
Totals	311,772	181,402

As of March 31, 2020, the trading portfolio financial assets include MCh$72,732 (MCh$28,772 as of December 31, 2019) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	44

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of March 31, 2020 and December 31, 2019 the instruments acquired under agreements to resell are as follows:

	As of March 31, 2020
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	-	-	-	-
Government securities	40,172	50,111	-	90,283
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	9,320	-	-	9,320
Other foreign instruments	1,555	-	-	1,555
Totals	51,047	50,111	-	101,158

	As of December 31, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	20,593	-	-	20,593
Government securities	17,491	-	-	17,491
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	8,603	-	-	8,603
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	27,546	-	-	27,546
Other foreign instruments	1,742	-	-	1,742
Totals	75,975	-	-	75,975

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	45

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.	As of March 31, 2020 and December 31, 2019 the instruments acquired under agreements to repurchase are as follows:

	As of March 31, 2020
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	26,760	-	-	26,760
Government securities	154,800	-	-	154,800
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	207,285	8,003	-	215,288
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	-	-	-	-
Other foreign instruments	261,348	-	-	261,348
Totals	650,193	8,003	-	658,196

	As of December 31, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	168,778	-	-	168,778
Government securities	11,970	-	-	11,970
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	318,389	-	-	318,389
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	-	-	-	-
Other foreign instruments	60,320	-	-	60,320
Totals	559,457	-	-	559,457

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	46

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting

a.    Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of March 31, 2020		As of December 31, 2019
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	439,694	226,330	203,868	144,069
Derivatives held for trading	5,027,184	4,955,574	2,951,089	2,793,965
Totals	5,466,878	5,181,904	3,154,957	2,938,034

a.1. Financial derivatives assets

	As of March 31, 2020
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,236,299	5,878,036	779,121	1,000,701
Currency swaps	287,193	904,945	7,273,570	1,464,004
Interest rate swaps	4,719,786	7,664,776	31,877,088	2,993,372
Call currency options	24,552	51,588	854	8,701
Put currency options	8,958	12,533	-	100
Totals	13,276,788	14,511,878	39,930,633	5,466,878

	As of December 31, 2019
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	-	217
Totals	12,558,245	12,146,094	39,185,317	3,154,957

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	47

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivatives liabilities

	As of March 31, 2020
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,848,633	5,394,684	430,314	856,115
Currency swaps	178,793	949,737	6,639,422	1,396,959
Interest rate swaps	2,658,312	8,153,516	31,237,225	2,922,441
Call currency options	48,122	14,654	-	5,843
Put currency options	21,239	44,375	427	546
Totals	12,755,099	14,556,966	38,307,388	5,181,904

	As of December 31, 2019
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	-	1,758
Put currency options	18,837	39,941	374	565
Totals	14,794,795	11,465,156	36,443,670	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	48

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of March 31, 2020 and December 31, 2019 the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of March 31, 2020
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,846,467	3,065,530	2,630,339	439,694	226,330
Fair value hedge
Currency swaps	-	97,559	89,658	30,314	2,789
Interest rate swaps	-	596	2,113,333	155,589	62,970
Subtotals	-	98,155	2,202,991	185,903	65,759
Cash flows hedge
Currency forwards	571,396	1,538,349	-	76,313	5,343
Interest rate swaps	-	4,000	427,348	3,152	16,438
Subtotals	571,396	1,542,349	427,348	79,465	21,781
Net investment in a foreign operation hedge
Currency forwards	2,275,071	1,425,026	-	174,326	138,790
Subtotals	2,275,071	1,425,026	-	174,326	138,790

Derivatives held for trading	23,185,420	26,003,314	75,607,682	5,027,184	4,955,574
Currency forwards	15,238,465	8,309,345	1,209,435	750,062	711,982
Currency swaps	465,986	1,757,123	13,823,334	1,433,690	1,394,170
Interest rate swaps	7,378,098	15,813,696	60,573,632	2,834,631	2,843,033
Call currency options	72,674	66,242	854	8,701	5,843
Put currency options	30,197	56,908	427	100	546
Subtotals	23,185,420	26,003,314	75,607,682	5,027,184	4,955,574
Totals	26,031,887	29,068,844	78,238,021	5,466,878	5,181,904

	As of December 31, 2019
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency swaps	-	-	47,463	-	1,479
Interest rate swaps	-	29,342	1,952,968	152,011	50,247
Subtotals	-	29,342	2,000,431	152,011	51,726
Cash flows hedge
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	-	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	-	437,029	2,722	5,820
Subtotals	1,459,105	896,398	1,072,254	13,041	26,321
Net investment in a foreign operation hedge
Currency forwards	2,220,471	446,050	-	38,816	66,022
Subtotals	2,220,471	446,050	-	38,816	66,022

Derivatives held for trading	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Totals	27,353,040	23,611,250	75,628,987	3,154,957	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	49

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 9 – Interbank Loans

a)	As of March 31, 2020 and December 31, 2019 interbank loans are detailed as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Local banks
Loans to local banks	-	-
Allowances for loans losses	-	-
Subtotals	-	-
Foreign banks
Interbank cash loans	14,937	37,048
Loans to foreign banks	869	755
Non-transferable deposits with foreign banks	34,352	18,832
Allowances for loans losses	(427)	(430)
Subtotals	49,731	56,205
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	-	-
Subtotals	-	-
Totals	49,731	56,205

(*)  These are deposits that do not qualify as time deposits.

b)	Movements in allowances and impairment for local and foreign interbank loans for the three month period ended on March 31, 2020 and for the year ended December 31, 2019 are detailed as follows:

	As of March 31, 2020			As of December 31, 2019
	Banks			Banks
	Local	Foreign	Totals	Local	Foreign	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at the beginning of the period/year	-	(430)	(430)	-	(463)	(463)
Charge-offs	-	-	-	-	-	-
Allowances established	-	(308)	(308)	-	(507)	(507)
Allowances released	-	325	325	-	574	574
Impairment	-	-	-	-	-	-
Exchange differences	-	(14)	(14)	-	(34)	(34)
Balances at end of period / year	-	(427)	(427)	-	(430)	(430)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	50

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers

a)    Loans and accounts receivable from customers

As of March 31, 2020 and December 31, 2019 the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
As of March 31, 2020	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,560,379	918,349	12,478,728	(362,548)	(58,130)	(420,678)	12,058,050
Foreign trade loans	1,367,443	28,812	1,396,255	(85,326)	(1,428)	(86,754)	1,309,501
Checking accounts debtors	155,427	11,400	166,827	(5,226)	(4,148)	(9,374)	157,453
Factoring transactions	202,735	390	203,125	(4,002)	(310)	(4,312)	198,813
Student loans	566,443	80,621	647,064	-	(18,816)	(18,816)	628,248
Commercial leasing transactions	936,438	53,533	989,971	(11,977)	(4,318)	(16,295)	973,676
Other commercial loans and receivables	22,281	2,906	25,187	(530)	(1,977)	(2,507)	22,680
Subtotals	14,811,146	1,096,011	15,907,157	(469,609)	(89,127)	(558,736)	15,348,421
Mortgage loans
Loans with mortgage finance bonds	26,195	2,419	28,614	-	(152)	(152)	28,462
Endorsable mortgage mutual loans	92,509	8,330	100,839	-	(672)	(672)	100,167
Other mortgage mutual loans	4,365,897	210,515	4,576,412	-	(30,924)	(30,924)	4,545,488
Mortgage leasing transactions	294,690	15,007	309,697	-	(12,000)	(12,000)	297,697
Other mortgage loans and receivables	18,262	1,974	20,236	-	(156)	(156)	20,080
Subtotals	4,797,553	238,245	5,035,798	-	(43,904)	(43,904)	4,991,894
Consumer loans
Installment consumer loans	1,783,917	137,715	1,921,632	-	(152,970)	(152,970)	1,768,662
Checking account debtors	165,228	18,937	184,165	-	(16,623)	(16,623)	167,542
Credit card balances	508,348	18,876	527,224	-	(28,572)	(28,572)	498,652
Consumer leasing transactions	2,253	142	2,395	-	(193)	(193)	2,202
Other consumer loans and receivables	39,731	1,479	41,210	-	(3,166)	(3,166)	38,044
Subtotals	2,499,477	177,149	2,676,626	-	(201,524)	(201,524)	2,475,102
Totals	22,108,176	1,511,405	23,619,581	(469,609)	(334,555)	(804,164)	22,815,417

	Assets before allowances			Allowances
As of December 31, 2019	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,404,955	883,855	12,288,810	(350,331)	(55,621)	(405,952)	11,882,858
Foreign trade loans	1,082,539	26,630	1,109,169	(72,506)	(1,321)	(73,827)	1,035,342
Checking accounts debtors	142,076	12,200	154,276	(5,593)	(4,823)	(10,416)	143,860
Factoring transactions	220,554	550	221,104	(3,231)	(331)	(3,562)	217,542
Student loans	595,271	78,692	673,963	-	(19,052)	(19,052)	654,911
Commercial leasing transactions	948,297	56,912	1,005,209	(11,832)	(4,470)	(16,302)	988,907
Other commercial loans and receivables	24,251	3,004	27,255	(691)	(1,998)	(2,689)	24,566
Subtotals	14,417,943	1,061,843	15,479,786	(444,184)	(87,616)	(531,800)	14,947,986
Mortgage loans
Loans with mortgage finance bonds	27,771	2,498	30,269	-	(157)	(157)	30,112
Endorsable mortgage mutual loans	95,838	8,012	103,850	-	(648)	(648)	103,202
Other mortgage mutual loans	4,183,069	201,478	4,384,547	-	(31,452)	(31,452)	4,353,095
Mortgage leasing transactions	318,777	17,810	336,587	-	(12,879)	(12,879)	323,708
Other mortgage loans and receivables	18,819	1,969	20,788	-	(156)	(156)	20,632
Subtotals	4,644,274	231,767	4,876,041	-	(45,292)	(45,292)	4,830,749
Consumer loans
Installment consumer loans	1,869,870	135,168	2,005,038	-	(155,642)	(155,642)	1,849,396
Checking account debtors	187,794	18,944	206,738	-	(16,179)	(16,179)	190,559
Credit card balances	518,471	19,270	537,741	-	(27,784)	(27,784)	509,957
Consumer leasing transactions	2,943	170	3,113	-	(227)	(227)	2,886
Other consumer loans and receivables	43,986	1,613	45,599	-	(3,494)	(3,494)	42,105
Subtotals	2,623,064	175,165	2,798,229	-	(203,326)	(203,326)	2,594,903
Totals	21,685,281	1,468,775	23,154,056	(444,184)	(336,234)	(780,418)	22,373,638

Unimpaired portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Impaired portfolio

This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	51

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers, continued

b)    Allowances

Movements in credit risk allowances for the three month period ended March 31, 2020 and for the year ended on December 31, 2019 are detailed as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	444,184	336,234	780,418
Portfolio charge-offs
Commercial loans	(12,218)	(8,855)	(21,073)
Mortgage loans	-	(2,645)	(2,645)
Consumer loans	-	(45,499)	(45,499)
Total charge-offs	(12,218)	(56,999)	(69,217)
Allowances established	64,338	82,518	146,856
Allowances released	(14,652)	(17,422)	(32,074)
Allowances used	(1,122)	-	(1,122)
Exchange differences	(10,921)	(9,776)	(20,697)
Balances as of March 31, 2020	469,609	334,555	804,164

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	400,736	267,977	668,713
Portfolio charge-offs
Commercial loans	(80,186)	(36,111)	(116,297)
Mortgage loans	-	(7,381)	(7,381)
Consumer loans	-	(160,700)	(160,700)
Total charge-offs	(80,186)	(204,192)	(284,378)
Allowances established	299,980	374,501	674,481
Allowances released	(163,789)	(112,803)	(276,592)
Allowances used	(20,924)	-	(20,924)
Exchange differences	8,367	10,751	19,118
Balances as of December 31, 2019	444,184	336,234	780,418

c)    Portfolio sales

As of March 31, 2020 and 2019, the Bank and its subsidiaries performed portfolio sales. These transactions generated losses of MCh$458 as of March 31, 2020 (losses of MCh$1,826 as of march 31, 2019) and they correspond to loans with state guarantee (Law 20,027).These losses are included in "Net income (expense) from financial operations" in the Interim Consolidated Statement of Income for the three month period ended on March 31, 2020 (see Note 27).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	52

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 11 – Investment Instruments

a)   Investment instruments

As of March 31, 2020 and December 31, 2019 detail of instruments available for sale and held to maturity is as follows:

	As of March 31, 2020			As of December 31, 2019
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,005,160	-	1,005,160	477,900	-	477,900
Chilean Treasury bonds	1,425,918	-	1,425,918	1,609,397	-	1,609,397
Other government securities	132,034	-	132,034	86,981	-	86,981
Other local institutions financial instruments
Time deposits in local banks	59,232	-	59,232	412,962	-	412,962
Mortgage finance bonds	39	-	39	41	-	41
Chilean financial institutions bonds	164,349	-	164,349	118,583	-	118,583
Other local financial investments	4,807	-	4,807	4,990	-	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	385,225	-	385,225	165,927	-	165,927
Other foreign financial instruments	587,184	152,168	739,352	716,423	115,682	832,105
Investments not quoted in active markets	-
Corporate bonds	-	-	-	-	-	-
Other financial instruments	-	-	-	-	-	-
Totals	3,763,948	152,168	3,916,116	3,593,204	115,682	3,708,886

As of March 31, 2020, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$303,801 (MCh$266,779 as of December 31, 2019) (see Note 5).

The portfolio of instruments available for sale includes an unrealized profit of MCh$26,218 as of March 31, 2020 (MCh$44,123 as of December 31, 2019), recognized in “Valuation accounts” in Equity, distributed between MCh$16,044 as of March 31, 2020 (MCh$35,170 as of December 31, 2019) attributable to equity holders of the Bank and MCh$10,174 as of March 31, 2020 (MCh$8,953 as of December 31, 2019) attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	53

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 11 – Investment Instruments, continued

b)   Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of March 31, 2020 and December 31, 2019 are detail as follows:

	As of March 31, 2020
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	999,298	5,941	(79)	1,005,160
Chilean Treasury bonds	1,417,085	15,496	(6,663)	1,425,918
Other government securities	131,710	727	(403)	132,034
Other local institutions financial instruments
Time deposits in local banks	59,050	249	(67)	59,232
Mortgage finance bonds	38	1	-	39
Chilean financial institutions bonds	164,549	764	(964)	164,349
Other local financial investments	3,189	1,618	-	4,807
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	383,498	3,823	(2,096)	385,225
Other foreign financial instruments	579,313	13,508	(5,637)	587,184
Investments not quoted in active markets
Corporate bonds	-	-	-	-
Other financial instruments	-	-	-	-
Totals	3,737,730	42,127	(15,909)	3,763,948

	As of December 31, 2019
	Amortized	Unrealized
	cost	Gain	Losses	Fair value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	477,127	2,023	(1,250)	477,900
Chilean Treasury bonds	1,593,550	19,865	(4,018)	1,609,397
Other government securities	86,454	626	(99)	86,981
Other local institutions financial instruments
Time deposits in local banks	412,936	85	(59)	412,962
Mortgage finance bonds	40	1	-	41
Chilean financial institutions bonds	117,641	1,008	(66)	118,583
Other local financial investments	3,189	1,801	-	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	160,481	5,520	(74)	165,927
Other foreign financial instruments	697,663	18,965	(205)	716,423
Investments not quoted in active markets
Corporate bonds	-	-	-	-
Other financial instruments	-	-	-	-
Totals	3,549,081	49,894	(5,771)	3,593,204

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	54

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 12 – Investments in Companies

As of March 31, 2020 and December 31, 2019 detail of the investments in companies is presented below:

a)	Investments recognized using the equity method (associates):

	As of March 31, 2020			As of December 31, 2019
Company	Participation	Investment value	Income	Participation	Investment value	Income
	%	MCh$	MCh$	%	MCh$	MCh$
Nexus S.A. (*)	14.8148%	2,733	114	12.9000%	2,281	924
Transbank S.A.	8.7188%	7,832	508	8.7188%	7,324	3,708
Totals		10,565	622		9,605	4,632

(*)    On January 22, 2020, Itaú Corpbanca acquired 79,577 shares of Nexus S.A., corresponding to a 1.9148% participation over the total equity. With this transaction, the Bank’s total participation increased to 14.8148%.

b)	Shares or rights in other companies

	As of March 31, 2020		As of December 31, 2019
Company	%	MCh$	%	MCh$
Combanc S.A.	8.1848	305	8.1848	305
Redbanc S.A.	2.5043	110	2.5043	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4021	132	9.4021	132
Imerc OTC S.A.	8.6624	1,012	8.6624	1,012
A.C.H. Colombia (*)	4.2100	195	4.2100	211
Redeban Multicolor S.A. (*)	1.6000	239	1.6000	259
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	87	6.2056	94
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	161	2.4300	174
Bolsa de Valores de Colombia (*)	0.6700	638	0.6700	691
Credibanco (*)	6.3662	2,144	6.3662	2,326
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	16	5.2630	19
Totals		5,039		5,333

(*)    Correspond to investments in other companies held by subsidiaries established in Colombia.

c)	During the three-month period ended March 31, 2020 and 2019, the Bank received dividends, according to the following detail:

	2020	2019
	MCh$	MCh$
Dividends received	526	910
Totals	526	910

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	55

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 12 – Investments in Companies, continued

d)	Movement on investments in companies for the three month period ended March 31, 2020 and December 31, 2019, is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Balances as of January 1,	14,938	10,555
Acquisition of investments	338	-
Sale of investments	-	(951)
Transfer to available for sale investments	622	4,933
Exchange differences	(294)	401
Totals	15,604	14,938

(*)   See letter a) for increased participation in Nexus S.A.

(**)   In February 2019, 100% of the shares held on Servibanca – Tecnibanca were sold, these shares represented 4.53% of the total equity of the company, the seeling price was MCh$1,818, generating a profit of MCh$1,028 recorded in income from investments in companies.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	56

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 13 – Intangible Assets

a)	Composition of intangibles assets as of March 31,2020 and December 31, 2019 is as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2020	Gross balances	Accumulated amortization	Net assets as of March 31, 2020
Items	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	179,743	318,242	(138,799)	179,443
IT projects and licenses	6	2	5,192	33,427	(28,765)	4,662
Assets generated in business combination			1,431,614	1,552,444	(161,326)	1,391,118
- Goodwill	-	-	1,194,331	1,174,571	-	1,174,571
- Trademarks	10	7	31,898	51,426	(20,804)	30,622
- Customer relationship	12	9	63,317	92,746	(35,899)	56,847
- Core deposits	9	6	142,068	233,701	(104,623)	129,078
Other projects	10	1	1,196	4,055	(2,971)	1,084
Totals			1,617,745	1,908,168	(331,861)	1,576,307

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated amortization	Net assets as of December 31, 2019
Items	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	151,840	314,200	(134,457)	179,743
IT projects and licenses	6	2	12,614	33,352	(28,160)	5,192
Assets generated in business combination			1,448,859	1,588,079	(156,465)	1,431,614
- Goodwill	-	-	1,178,235	1,194,331	-	1,194,331
- Trademarks	10	7	37,002	51,459	(19,561)	31,898
- Customer relationship	12	9	69,259	98,268	(34,951)	63,317
- Core deposits	9	6	164,363	244,021	(101,953)	142,068
Other projects	10	1	494	4,055	(2,859)	1,196
Totals			1,613,807	1,939,686	(321,941)	1,617,745

b)	Movements on gross balances for intangible assets as of March 31, 2020 and December 31, 2019 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	314,200	33,352	393,748	1,194,331	4,055	1,939,686
Acquisitions	11,005	25	-	-	-	11,030
Exchange differences	(6,963)	50	(15,875)	(19,760)	-	(42,548)
Others	-	-	-	-	-	-
Balances as of March 31, 2020	318,242	33,427	377,873	1,174,571	4,055	1,908,168

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	53,140	80	-	-	-	53,220
Exchange differences	5,308	20	12,876	16,096	-	34,300
Others	(7,427)	(9,349)	(2,335)	-	410	(18,701)
Balances as of December 31, 2019	314,200	33,352	393,748	1,194,331	4,055	1,939,686

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	57

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 13 – Intangible Assets, continued

c)	Movements on accumulated amortization of intangible assets for the three month period ended March 31, 2020 and as of December 31, 2019 are as follows:

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the period	(8,037)	(568)	(11,024)	(112)	(19,741)
Exchange differences	3,695	(37)	6,163	-	9,821
Others	-	-	-	-	-
Balances as of March 31, 2020	(138,799)	(28,765)	(161,326)	(2,971)	(331,861)

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Withdrawals	3	-	-	-	3
Exchange differences	(2,995)	(14)	(4,648)	-	(7,657)
Others	10,237	4,650	1,582	444	16,913
Balances as of December 31, 2019	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)

d)	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As of March 31, 2020 and December 31, 2019 there is no indication nor concrete evidence of impairment (see details in note 32). As of the date of these Consolidated Financial Statements, there have been no events that require the recognition of impairment.

As a result of the latest events related to the COVID-19 pandemia, the Bank has been focused on mantaining its operational activities and monitoring the impacts on its profit and losses, as well as the effects on significant estimates and judgements, including allowances for loan losses and impairment on assets in general, and on Goodwill in particular, considering that recently these recent events do not impact the results for the three-month period ended March 31, 2020, nor the financial position as of the same date.

e)	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of March 31, 2020 and December 31, 2019. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	58

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 14 – Fixed Assets

a)	Fixed assets as of March 31, 2020 and December 31, 2019 are broken down as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2020	Gross balances	Accumulated depreciation	Net assets as of March 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	13	13,104	16,911	(4,349)	12,562
Equipment	3	1	27,551	79,889	(53,521)	26,368
Others	3	2	17,307	45,944	(29,516)	16,428
- Furniture			8,879	25,712	(17,337)	8,375
- Others			8,428	20,232	(12,179)	8,053
Totals			57,962	142,744	(87,386)	55,358

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of December 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	13	43,065	17,521	(4,417)	13,104
Equipment	3	1	32,607	81,423	(53,872)	27,551
Others	3	2	19,892	47,748	(30,441)	17,307
- Furniture			9,373	27,088	(18,209)	8,879
- Others			10,519	20,660	(12,232)	8,428
Totals			95,564	146,692	(88,730)	57,962

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank’s fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b)	Movements on gross balances of fixed assets as of March 31, 2020 and December 31, 2019 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	17,521	81,423	47,748	146,692
Acquisitions	138	1,773	366	2,277
Sales and/or retirements for the period	-	(542)	(1,281)	(1,823)
Exchange differences	(748)	(2,765)	(889)	(4,402)
Balances as of March 31, 2020	16,911	79,889	45,944	142,744

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	1,505	8,503	2,488	12,496
Sales and/or retirements for the year	(1,224)	(4,493)	(4,014)	(9,731)
Reclasification to IFRS 16 (*)	(61,733)	-	-	(61,733)
Reclasification to asset held for sale (**)	9,863	-	-	9,863
Exchange differences	270	2,514	969	3,753
Others	2,997	(5,484)	(1,943)	(4,430)
Balances as of December 31, 2019	17,521	81,423	47,748	146,692

(*)   Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”.

(**) Corresponds to properties reincorporated to buildings and land that were previously classified as held for sale by Itaú Corpbanca Colombia S.A. See Note 17 a).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	59

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 14 – Fixed Assets, continued

c)	Movements on accumulated depreciation of fixed assets for three month period ended March 31, 2020 and as of December 31, 2019 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(4,417)	(53,872)	(30,441)	(88,730)
Depreciation of the period	(128)	(2,276)	(921)	(3,325)
Sales and/or disposals for the period	-	542	1,153	1,695
Exchange differences	196	2,085	693	2,974
Balances as of March 31, 2020	(4,349)	(53,521)	(29,516)	(87,386)

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation of the year	(627)	(9,026)	(4,329)	(13,982)
Sales and/or disposals for the year	603	3,622	2,079	6,304
Reclasification to right of use asset under lease agrements (*)	24,813	-	-	24,813
Reclasification to asset held for sale (**)	(2,152)	-	-	(2,152)
Impairment	(2)	(11)	(476)	(489)
Exchange differences	(63)	(2,110)	(705)	(2,878)
Others	(4,211)	1,429	3,346	564
Balances as of December 31, 2019	(4,417)	(53,872)	(30,441)	(88,730)

(*)   Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”.

(**)  Corresponds to properties reincorporated to buildings and land that were previously classified as held for sale by Itaú Corpbanca Colombia S.A. See Note 17 a).

The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2020 and December 31, 2019. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	60

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 15 - Assets for right of use and lease contracts liabilities

a)    Right of use asset under lease agrements

i)   The Bank mainly has opening contracts for its branches and corporate building. The composition of the item as of March 31, 2020 and December 31, 2019, is as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1,2020	Gross balances	Accumulated depreciation	Net assets as of March 31, 2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	5	5	167,265	197,040	(35,673)	161,367
Leasehold improvements	7	5	37,118	72,313	(35,858)	36,455
Others fixed assets	3	3	176	175	(28)	147
Totals			204,559	269,528	(71,559)	197,969

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of December 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	5	5	176,795	197,065	(29,800)	167,265
Leasehold improvements	7	5	36,920	71,769	(34,651)	37,118
Others fixed assets	3	3	-	190	(14)	176
Totals			213,715	269,024	(64,465)	204,559

ii)    Movement on gross balances of right of use assets for the three month period ended on March 31, 2020 and for the year ended on December 31, 2019, is as follows:

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	197,065	71,769	190	269,024
Increase of the period	1,330	1,306	-	2,636
Decrease of the period	(1,196)	-	-	(1,196)
Readjustments	1,821	-	-	1,821
Exchange differences	(1,980)	(762)	(15)	(2,757)
Balances as of March 31, 2020	197,040	72,313	175	269,528

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	61

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 15 - Assets for right of use and lease contracts liabilities, continued

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	176,795	61,733	-	238,528
Increase of the year	25,624	7,944	190	33,758
Decrease of the year	(16,953)	(2,368)	-	(19,321)
Reclasification	-	4,223	-	4,223
Readjustments	9,488	-	-	9,488
Exchange differences	2,111	237	-	2,348
Balances as of December 31, 2019	197,065	71,769	190	269,024

iii)   Movement on accumulated depreciation of assets for the right to use leased assets for the three-month period ended March 31, 2020 and for the year ended December 31, 2019, is as follows:

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(29,800)	(34,651)	(14)	(64,465)
Depreciation of the period (*)	(7,609)	(1,670)	(15)	(9,294)
Decrease of the period	1,196	-	-	1,196
Exchange differences	540	463	1	1,004
Balances as of March 31, 2020	(35,673)	(35,858)	(28)	(71,559)

(*)   See note 32 "Depreciation, amortization and impairment".

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	(24,813)	-	(24,813)
Depreciation of the year (*)	(31,843)	(7,187)	(14)	(39,044)
Decrease of the year	2,590	2,281	-	4,871
Exchange differences	(547)	(16)	-	(563)
Reclasification	-	(4,677)	-	(4,677)
Impairment (*)	-	(239)	-	(239)
Balances as of December 31, 2019	(29,800)	(34,651)	(14)	(64,465)

(*)    See note 32 "Depreciation, amortization and impairment".

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	62

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 15 - Assets for right of use and lease contracts liabilities, continued

b)   Lease contracts liabilities

i)    The obligations for lease contracts as of March 31, 2020 and December 31, 2019, are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Lease contracts liabilties	167,285	172,924
Total	167,285	172,924

The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract.

ii)	The movement of the obligations for lease liabilities and movements as of March 31, 2020 and December 31, 2019, are as follows:

As of March 31, 2020
MCh$
Balances as of January 1, 2020	172,924
Additions due to new contracts	1,330
Disposals due to early termination	-
Interest expenses	1,309
Inflation indexation adjustments	1,821
Exchange rate adjustment	40
Exchange differences	(1,720)
Capital and interest payments	(8,419)
Balances as of March 31, 2020	167,285

As of December 31, 2019
MCh$
Balances as of January 1, 2019	176,795
Additions due to new contracts	25,624
Disposals due to early termination	(10,808)
Interest expenses	5,034
Inflation indexation adjustments	9,488
Exchange differences	2,868
Capital and interest payments	(36,077)
Balances as of December 31, 2019	172,924

iii)   The future maturities of the lease liabilities as of March 31, 2020 and December 31, 2019, are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	9,409	10,193
After 1 year but within 2 years	9,122	9,802
After 2 years but within 3 years	9,523	11,348
After 3 years but within 4 years	11,783	13,286
After 4 years but within 5 years	7,809	7,221
After 5 years	119,639	121,074
Total	167,285	172,924

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	63

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes

a)    Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of March 31, 2020 was MCh$30,546 (MCh$85,503 as of December 31, 2019), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of March 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current tax assets	5,404	-	55,808	61,212	30,773	-	54,743	85,516
Current tax liabilities	(29,960)	-	(706)	(30,666)	(13)	-	-	(13)
Totals net	(24,556)	-	55,102	30,546	30,760	-	54,743	85,503

(*)    Corresponds to the New York branch.

a.2) Details of current tax items by geographical area

	As of March 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27%	(137,491)	-	(700)	(138,191)	(68,075)	-	(9,062)	(77,137)

Deductions:
Monthly provisional payments	84,020	-	5,640	89,660	61,621	-	27,218	88,839
Tax credit for training costs	850	-	-	850	850	-	-	850
Tax credit for donations	648	-	-	648	802	-	-	802
Other taxes to be recovered (**)	27,417	-	50,162	77,579	35,562	-	36,587	72,149
Totals	(24,556)	-	55,102	30,546	30,760	-	54,743	85,503

(*)    Corresponds to the New York branch.

(**)  Other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed losses with reimbursement right, among others.

b)    Effect on income

The tax expense for the three month periods ended March 31, 2020 and 2019 is comprised of the following items:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Income tax expense
Income tax for the period	(70,179)	(5,710)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the period	2,558	1,606
Subtotals	(67,621)	(4,104)
Others	2,061	1,071
Net (debit) credit to income taxes	(65,560)	(3,033)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	64

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes, continued

c)    Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of March 31, 2020 and as of December 31, 2019.

Nominal tax rates by geographic area	2020	2019
	Rate	Rate
Chile	27.0%	27.0%
Colombia	36.0%	37.0%
United States	25.3%	25.3%

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the three month periods ended March 31, 2020 and 2019:

	For the three month periods ended March 31,
	2020		2019
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	25,166	27.00	9,099
Effect subsidiary rates Colombia (**)	0.46	431	3.47	1,170
Tax by income EEUU	(0.64)	(600)	4.29	1,445
Monetary correction over tax based equity (***)	(10.86)	(10,121)	-	-
Exchange rate changes investment in Colombia (****)	53.62	49,978	(18.97)	(6,393)
Change in Colombian tax rate effect	-	-	3.91	1,317
Effect rates New York branch (**)	0.01	4	(0.26)	(87)
Other adjustments (*)	0.75	702	(10.44)	(3,518)
Effective tax rate	70.34	65,560	9.00	3,033

(*)      This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**)    These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

(***)   During the three-month period ended March 31, 2019, the inflation indexation adjustments over the Tax Equity was equal to 0 (zero).

(****) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes and not recognized for financial purposes. The value presented represents the expense (income) of income tax due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to economically protect it against the variation in the exchange rate. The effect of the instruments (which compensates the tax effect here presented) is recognized in the Net foreign exchange gain (loss) on the Interim Consolidated Statement of Income for the period.

d)    Tax effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income:

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Available for sale investments	5,635	81
Net investment in foreign operations hedge	(12,378)	(299)
Cash flows hedge	4,296	1,883
Totals in other comprehensive income	(2,447)	1,665

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	65

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes, continued

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Income taxes related to defined benefits obligations	(202)	-
Totals in other comprehensive income	(202)	-

e)    Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of March 31, 2020			As of December 31, 2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	131,866	-	131,866	124,774	-	124,774
Miscellaneous provisions	102,333	60	102,393	67,396	-	67,396
Tax losses	46,716	-	46,716	55,598	-	55,598
Lease division and others	17,520	-	17,520	18,925	-	18,925
Net tax value of amortizable assets	4,817	-	4,817	16,051	-	16,051
Provisions for employee benefits	4,194	31	4,225	20,618	-	20,618
Interest and re-adjustments overdue portfolio	7,029	-	7,029	8,214	-	8,214
Mark to market of financial instruments	(29,831)	-	(29,831)	(15,846)	-	(15,846)
IFRS 16 Lleases effects	(10,099)	-	(10,099)	1,403	-	1,403
Price difference not accrued	265	-	265	324	-	324
Itaú-Corpbanca business combination	(52,595)	-	(52,595)	(57,996)	-	(57,996)
Depreciation of plants and equipment	(38,422)	(426)	(38,848)	(47,423)	-	(47,423)
Others	16,694	(98)	16,596	(856)	(263)	(1,119)
Totals assets (liabilities) for deferred taxes	200,487	(433)	200,054	191,182	(263)	190,919

Deferred taxes with effect on other comprehensive income
Taxes for investments available for sale	2,085	-	2,085	(11,711)	-	(11,711)
Tax on specific benefit obligations	(4,329)	-	(4,329)	4,696	-	4,696
Subtotal deferred tax assets (liabilities) with effect on other comprehensive income	(2,244)	-	(2,244)	(7,015)	-	(7,015)
Total deferred tax assets (liabilities)	198,243	(433)	197,810	184,167	(263)	183,904

e.2) Deferred taxes by geographic area:

	As of March 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	161,895	22,241	14,107	198,243	158,174	18,522	7,471	184,167
Deferred tax liabilities	(83)	-	(350)	(433)	-	-	(263)	(263)
Totals by geographic area, net	161,812	22,241	13,757	197,810	158,174	18,522	7,208	183,904

(*)    Corresponds to the subsidiary located in New York, branch.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	66

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes, continued

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of March 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	125,277	-	6,589	131,866	117,015	358	7,401	124,774
Miscellaneous provisions	58,337	468	41,344	100,149	68,147	851	(8,617)	60,381
Tax losses	2,151	18,499	26,066	46,716	1,912	15,750	37,936	55,598
Lease division and others	10,645	-	6,875	17,520	11,619	-	7,306	18,925
Net tax value of amortizable assets	4,817	-	-	4,817	16,051	-	-	16,051
Provision associated with staff	2,337	121	1,767	4,225	16,860	(91)	3,849	20,618
Interest and re-adjustments overdue portfolio	7,029	-	-	7,029	8,214	-	-	8,214
Mark to market of financial instruments	(6,881)	1,146	(24,096)	(29,831)	(13,484)	-	(2,362)	(15,846)
Lease division and others	1,032	42	(11,173)	(10,099)	905	-	498	1,403
Price difference not accrued	265	-	-	265	324	-	-	324
Itaú-Corpbanca business combination	(16,581)	-	(36,014)	(52,595)	(16,584)	-	(41,412)	(57,996)
Depreciation of plants and equipment	(41,656)	(105)	2,913	(38,848)	(50,746)	-	3,323	(47,423)
Others	15,040	2,070	(514)	16,596	(2,059)	1,654	(714)	(1,119)
Totals assets (liabilities), net	161,812	22,241	13,757	197,810	158,174	18,522	7,208	183,904

(*)Corresponds to the subsidiary located in New York, branch.

f)    Summary of deferred taxes

The following is a summary of the deferred taxes with effect on equity and on income.

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$

Deferred tax assets
With effect on other comprehensive income	(2,244)	(7,015)
With effect in profit and loss	200,487	191,182
Total deferred tax assets	198,243	184,167

With effect on other comprehensive income	-	-
With effect in profit and loss	(433)	(263)
Total deferred tax liabilities	(433)	(263)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	67

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 17 – Other Assets

a)	As of March 31, 2020 and December 31, 2019 composition of Other assets is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Assets for leasing (1)	14,083	18,724
Assets received or awarded in lieu of payment (2)	6,422	5,673
Assets received in lieu of payment	42,344	45,533
Provisions for assets received in lieu of payment or awarded	(40,842)	(44,301)
Assets awarded at judicial auction	4,920	4,441
Other assets	1,256,453	759,050
Deposits in guarantee	43,302	33,786
Accounts and notes receivable (3)	94,716	49,141
Right of intermediation operations	167,488	158,687
Assets recovered from leasing for sale	2,115	1,787
Rentals paid in advance (4)	2,787	3,379
Fixed assets held for sale (6)	5,889	6,331
Prepaid expenses (5)	27,750	19,386
Collateral for financial transactions (threshold)	826,315	407,529
VAT credit	3,988	4,429
Insurance brokerage fees receivable	5,276	5,654
Other assets held for sale (7)	-	580
Other assets	76,827	68,361
Totals	1,276,958	783,447
(1)	Fixed assets acquired to be ceded under financial leases.
(2)	Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.05% as of March 31, 2020 (0.2% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial values of these assets and their realizable value, when the last is lower.

(3)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(4)	Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 32, letter b)
(5)	Includes payments made in advance for different services that will be received (leases, insurance, and others).
(6)	Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.
(7)	As of December 31, 2019, correspondence to assets held for sale associated with Itaú Casa de Valores Panamá. See Note 3 Relevant facts.
b)	Movements on the provision for assets received in lieu of payment or awarded for the three month periods ended March 31, 2020 and year ended on December 31, 2019 are as follows:

	2020	2019
	MCh$	MCh$
Balances as of January 1,	(44,301)	(36,244)
Provisions released	738	13,163
Provisions established	(732)	(18,100)
Exchange differences	3,453	(3,120)
Balances at the end of the period,	(40,842)	(44,301)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	68

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 18 – Deposits and Other Demand Liabilities and Time Deposits

a)	As of March 31,2020 and December 31, 2019 deposits and other demand liabilities are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Checking accounts	3,199,296	2,882,535
Other deposits and demand accounts	1,695,607	1,698,439
Advance payments received from customers	125,320	45,902
Other demand liabilities	247,039	246,572
Totals	5,267,262	4,873,448

b)	As of March 31, 2020 and December 31, 2019 the composition of deposits and other time deposits is as follow:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Time deposits	12,689,448	11,599,943
Time savings accounts	18,604	20,016
Other time liabilities	228	228
Totals	12,708,280	11,620,187

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	69

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 19 – Interbank Borrowings

a)    As of March 31, 2020 and December 31, 2019 interbank borrowings are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Loans obtained from local financial institutions
Apple Bank for Savings	39,281	34,195
Bancaribe Curacao Bank N.V.	2,749	2,411
Banco Crédito del Perú	103,170	104,831
Banco de Bogotá	8,424	8,250
Banco Latinoamericano de Exportación (BLADEX)	73,544	63,991
Banco República	4,212	1,403
Bancoldex S.A. (Colombia)	51,510	46,390
Bank of America, N.A.	200,607	160,243
Bank of Montreal	114,633	104,331
Bank of New York	42,691	-
Bank of Nova Scotia	112,148	101,989
Barclays Bank Plc	51,371	-
Bayern Landesbank	2,749	2,411
BBVA Asset Management Continental S.A. (Peru)	75,217	86,709
BNP Paribas	164,311	98,817
China Construction Bank	6,335	5,556
Citibank N.A.	265,989	206,549
Cobank C.B.	26,914	30,882
Commerzbank A.G.	78,180	71,646
Corporación Andina de Fomento	85,865	75,149
Credicorp Capital SASAF	184,539	200,374
Export Development Canada	51,656	12,078
Findeter S.A. Financiera del Desarrollo Territorial	39,239	44,552
HSBC USA	6,890	74,877
IFC Corporación Financiera Internacional	181,858	118,065
Ing Bank NV	25,180	14,870
Interfondos S.A. Sociedad Administradora de Fondos	44,197	55,596
KBC Bank NV	25,157	21,896
La Caixa	21,371	13,961
Mizuho Corporate Bank	39,045	2,411
Scotia Fondos Sociedad Administradora de Fondos S.A.	36,317	34,951
Shanghai Commercial & Savings Bank	2,749	279,202
Standard Chartered Bank	150,857	229,063
Sumitomo Mitsui Banking Corporation	265,047	44,826
The Export-Import Bank of Korea	2,749	146,549
Wells Fargo Bank, N.A.	278,740	82,480
Others banks	76,560	65,252
Totals	2,942,051	2,646,756

b).   Interbank borrowings by maturity are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	2,125,740	1,997,751
After 1 year but within 2 years	592,386	442,784
After 2 years but within 3 years	97,478	83,908
After 3 years but within 4 years	94,209	80,073
After 4 years but within 5 years	2,078	7,521
After 5 years	30,160	34,719
Totals	2,942,051	2,646,756

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	70

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 20– Debt Instruments Issued and Other Financial Liabilities

As of March 31, 2020 and December 31, 2019 composition of debt instruments issued and other financial liabilities is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	38,209	40,933
Senior bonds	5,428,082	5,289,084
Subordinated bonds	1,090,529	1,078,339
Subtotals	6,556,820	6,408,356
Other financial liabilities
Liabilities with the public sector	10	10
Borrowings from local financial institutions	8,632	12,956
Foreign borrowings	-	-
Subtotals	8,642	12,966
Totals	6,565,462	6,421,322

Debts classified as short term are those that constitute demand obligations or will expire within a year.

All other debts are classified as long-term. Detail is as follows:

	As of March 31, 2020
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,683	29,526	38,209
Senior bonds	665,138	4,762,944	5,428,082
Subordinated bonds	-	1,090,529	1,090,529
Debt instruments issued	673,821	5,882,999	6,556,820
Other financial liabilities	8,642	-	8,642

	As of December 31, 2019
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	7,887	33,046	40,933
Senior bonds	643,621	4,645,463	5,289,084
Subordinated bonds	-	1,078,339	1,078,339
Debt instruments issued	651,508	5,756,848	6,408,356
Other financial liabilities	12,966	-	12,966

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	71

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 20– Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of March 31, 2020 and December 31, 2019.

a)    Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	8,683	7,887
After 1 year but within 2 years	6,198	6,508
After 2 years but within 3 years	5,804	6,072
After 3 years but within 4 years	4,148	5,524
After 4 years but within 5 years	4,966	5,121
After 5 years	8,410	9,821
Totals	38,209	40,933

b)    Senior bonds

Details for senior bonds, by currency, are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Bonds in UF	4,355,319	4,273,637
Bonds in CLP	474,601	481,083
Bonds in COP	598,162	534,364
Totals	5,428,082	5,289,084

Detail of maturities for senior bonds is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	665,138	643,621
After 1 year but within 2 years	290,003	323,921
After 2 years but within 3 years	632,275	608,342
After 3 years but within 4 years	308,583	282,882
After 4 years but within 5 years	578,843	478,634
After 5 years	2,953,240	2,951,684
Totals	5,428,082	5,289,084

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	72

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 20– Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the three month period ended on March 31, 2020:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
Totals		2,000,000

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SERIE A 60	COP	148,100,000,000	5 years	6.00% annual	02/27/2020	02/27/2025
SERIE U 120	COP	351,837,710,484	10 years	2.71 % annual	02/27/2020	02/27/2030
Totals		499,937,710,484

Senior bonds issued during the year ended December 31, 2019:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years y 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years y 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years y 5 months	2% annual	05/07/2019	10/09/2030
BITACS0418	UF	2,000,000	7 years y 3 months	2% annual	07/03/2019	10/09/2026
Totals		17,500,000

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBX0914	CLP	40,000,000	2 years y 2 months	5% annual	07/04/2019	09/01/2021
BCORBX0914	CLP	1,000,000	2 years y 2 months	5% annual	07/05/2019	09/01/2021
BCORBX0914	CLP	14,500,000	2 years y 2 months	5% annual	07/10/2019	09/01/2021
BCORBX0914	CLP	1,500,000	2 years y 2 months	5% annual	07/15/2019	09/01/2021
Totals		57,000,000

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE A36	COP	163,035,000,000	3 years	6,13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2,86% annual	05/21/2019	05/21/2022
SERIE A SUBSERIE A60	COP	170,820,000,000	5 years	6,05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84	COP	50,000,000,000	7 years	2,28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2,76% annual	10/16/2019	10/16/2029
		700,000,000,000

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	73

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 20– Debt Instruments Issued and Other Financial Liabilities, continued

c)    Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Bonds in UF	96,412	95,545
Bonds in CLP	796,331	796,564
Bonds in COP	197,786	186,230
Totals	1,090,529	1,078,339

Detail of maturities for subordinated bonds is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	-	-
After 1 year but within 2 years	-	-
After 2 years but within 3 years	36,841	14,526
After 3 years but within 4 years	144,738	23,923
After 4 years but within 5 years	-	128,717
After 5 years	908,950	911,173
Totals	1,090,529	1,078,339

For the three month periods ended March 31, 2020 and for the year ended on December 31, 2019 no issuance of subordinated bonds took place.

d)    Other financial obligations

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Within 1 year	-	-
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	-	-
After 4 years but within 5 years	-	-
After 5 years	-	-
Totals financial liabilities	-	-
Short-term financial liabilities
Amounts due to credit card transactions	8,632	12,956
Others	10	10
Totals other financial liabilities	8,642	12,966

As of March 31, 2020 and December 31, 2019, the Bank has not incurred in any default in payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	74

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 21 - Provisions

Provisions disclosed in liabilities as of March 31, 2020 and December 31, 2019 present the following detail:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Provisions for personnel salaries and expenses	74,776	102,877
Provisions for mandatory dividends	8,139	38,120
Provisions for contingent loans risk (1)	47,640	44,947
Provisions for contingencies	1,754	2,559
Provisions for country risk	6,277	5,604
Totals	138,586	194,107
(1)	See Note 23, letter b

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	75

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 22 - Other Liabilities

As of March 31, 2020 and December 31, 2019 composition of this item is as follows:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Accounts and notes payable (1)	488,767	382,271
Collateral for financial transactions (threshold)	146,253	116,654
Accounts payable through intermediaries	179,956	140,799
VAT and other monthly taxes	19,873	20,575
Deferred fees	8,200	8,321
Unearned income (2)	7,552	5,644
Dividends payable	39,416	267
Other liabilities	38,302	34,383
Totals	928,319	708,914
(1)	Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.
(2)	Comprises of fees earned by the financial advisory and insurance brokerage businesses that must be deferred in accordance to applicable regulations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	76

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 23 – Contingencies, Commitments, and Responsibilities

a)    Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$272 and MCh$280 as of March 31, 2020 and December 31, 2019, respectively have been established in the Interim Consolidated Financial Statements.

Other lawsuits in Chile against the Bank without provision

There are other legal actions filed against the Bank in relation to the operations of the business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$21,854 as of March 31, 2020 and MCh$22,207 as of December 31, 2019. However, Management’s opinion based on reports from the Legal Division as of March 31, 2020, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements, so there are no provisions established for them.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$37,419 as of March 31, 2020 (MCh$38,503 as of December, 2019). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$27 as of March 31, 2020 (MCh$141 as of December 31, 2019).

b)    Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup helds (directly or through other entities) in said entity at the merger date, correspondint to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	77

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 23 – Contingencies, Commitments, and Responsibilities, continued

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp.

Additionally, in the case of the banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías Limitada and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros de Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	78

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 23 – Contingencies, Commitments, and Responsibilities, continued

c)    Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions (*)
	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	544,676	548,521	6,639	4,316
Confirmed foreign letters of credit	1,221	509	-	-
Documentary letters of credit issued	80,410	97,553	278	318
Letters of credit issued	1,520,828	1,501,957	10,870	9,792
Available on demand credit lines	2,674,672	2,623,744	13,081	12,601
Other credit commitments	1,104,267	1,167,802	16,772	17,920
Totals	5,926,074	5,940,086	47,640	44,947

(*)    See Note 20, letter b.

d)    Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Third party operations
Collections	19,744	17,985
Transferred financial assets managed by the Bank	1,221,717	1,200,155
Third party funds under management	2,247,078	2,541,495
Subtotals	3,488,539	3,759,635
Custody of securities
Securities held in custody	4,248,656	5,229,078
Securities held in custody deposited in other entities	-	-
Securities issued by the Bank held in custody	123,505	131,648
Subtotals	4,372,161	5,360,726
Commitments
Others	-	-
Subtotals	-	-
Totals	7,860,700	9,120,361

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	79

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 23 – Contingencies, Commitments, and Responsibilities, continued

e)Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-12-2019	04-12-2020	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-23-2019	04-23-2020	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2019	04-22-2020	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2019	04-22-2020	10,000	Comisión para el mercado financiero

In addition, the company has contracted the following fidelity guarantee insurance policy:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	05-31-2019	05-31-2020	5,000 and 10,000	Bolsa Bolsa Electrónica de Chile

The Company pledge the shares that holds of the Santiago Stock Exchange in favor the insurance company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$12,686 as of March 31, 2020 (MCh$18,479 as of December 31, 2019).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, the company granted a bank guarantee certificate from Itaú Corpbanca for an amount of UF 10,000 expiring on June 20, 2020, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	80

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 23 – Contingencies, Commitments, and Responsibilities, continued

There are guarantees constituted of US$100,000 equivalent to MCh$85 and ThUS$30 equivalent to MCh$26, to guarantee operations with foreign traders, Pershing and Corp FX respectively, the latter is a Chilean broker mainly dedicated to the purchase and sale, either by itself or by third-party account, of financial assets, and in general, the performance of all types of purchase and sales operations, arbitrations and/or financial assets, expressly including, derivate contracts, either swaps, forwards, options and /or arbitration, all of them with respect to any underlying assets, in addition to receiving the guarantees granted with respect to the contracts and operations mentioned above, and accepting all kinds of mandates with respects to them, whatever the good over which these guarantees fall.

As of March 31, 2020, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$9,944 (MCh$9,067 as of December 31, 2019).

Itaú Administradora General de Fondos S.A.

Below are the documented guarantees that Itau Corpbanca Administradora General de Fondos S.A. keeps current to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payments of labor and social obligations with the contractor’s workers:

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	-	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	-	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	06-27-2019	07-01-2020	-	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	81

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity

a.    Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of March 31, 2020 and December 31, 2019 the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

Common shares
	As of March 31, 2020	As of December 31, 2019
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	-	-
Issuance of shares pending payment	-	-
Repurchase of own shares	-	-
Sale of own shares	-	-
Totals	512,406,760,091	512,406,760,091

·    Subscribed and paid shares

As of March 31, 2020 and December 31, 2019 the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

·    Purchase and sale of own shares

During the three month period ended March 31, 2020 and the year ended on December 31, 2019 there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of March 31, 2020 and December 31, 2019 is as follows:

	Shares
Company name or shareholder name	As of March 31, 2020		As of December 31, 2019
	N° shares	Ownership %	N° shares	Ownership %
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%

Familia Saieh	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	10,266,690,535	2.00%	10,266,690,535	2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153.586.266.299	29.97%
Stock brokers	60,945,854,085	11.89%	63.397.824.244	12.37%
ADR holders and foreign investors	53,647,307,032	10.47%	50.376.882.652	9.83%
Local institutional investors	26,331,498,929	5.14%	27.989.426.434	5.46%
Other minority shareholders	12,661,606,253	2.47%	11.822.132.969	2.31%

Totals	512,406,760,091	100%	512,406,760,091	100%
(1)	Includes 1,005,897,850 shares of Saga under custody of a third party.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	82

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity, continued

b.    Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2020 the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the profits for 2019.

A the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019 the shareholders agreed to distribute profits for MCh$51,614, representing 30% of the 2018 profits.

Exercise	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2019 (Shareholders Meeting March 2020)	127,065	-	127,065	100%	512,406,760,091	0.24798
Year 2018 (Shareholders Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073

As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and for the year ended December 31, 2019 the basic earnings and diluted earnings are as follows:

	As of March 31, 2020		As of December 31, 2019
Basic earnings and diluted earnings	Number of shares	Amount	Number of shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period/year	-	27,130	-	127,065
Weighted average number of outstanding shares	512,407	-	512,407	-
Assumed convertible debt conversion	-	-	-	-
Adjusted number of outstanding shares	512,407	-	512,407	-
Basic earnings per share (Chilean pesos)	-	0,053	-	0,248
Diluted earnings per share
Net income for the period/year	-	27,130	-	127,065
Weighted average number of outstanding shares	512,407	-	512,407	-
Dilutive effects
Assumed convertible debt conversion	-	-	-	-
Conversion of common shares	-	-	-	-
Options rights	-	-	-	-
Adjusted number of shares	512,407	-	512,407	-
Diluted earnings per share (Chilean pesos)	-	0.053	-	0.248

During the three-month period ended March 31, 2020 and for the year ended on December 31, 2019, there were no dilutive effects.

c.    Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or any impairment.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	83

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity, continued

The following are the equity effects and income taxes for three month period ended March 31, 2020 and for the year ended on December 31, 2019:

As of March 31, 2020	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2020	35,170	(822)	(17,383)	35,283	(6,484)	45,764
Effects for the period	(19,126)	(21,413)	45,843	(30,610)	(997)	(26,303)
Balances as of March 31, 2020	16,044	(22,235)	28,460	4,673	(7,481)	19,461

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2020	(11,584)	(465)	6,627	-	1,798	(3,624)
Effects for the period	3,460	4,815	(12,378)	-	274	(3,829)
Balances as of March 31, 2020	(8,124)	4,350	(5,751)	-	2,072	(7,453)

Net balances as of March 31, 2020	7,920	(17,885)	22,709	4,673	(5,409)	12,008

As of December 31, 2019	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2019	16,337	5,559	29,403	(19,119)	(3,236)	28,944
Effects for the year	18,833	(6,381)	(46,786)	54,402	(3,248)	16,820
Balances as of December 31, 2019	35,170	(822)	(17,383)	35,283	(6,484)	45,764

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2019	(6,375)	(280)	(7,746)	-	689	(13,712)
Effects for the year	(5,209)	(185)	14,373	-	1,109	10,088
Balances as of December 31, 2019	(11,584)	(465)	6,627	-	1,798	(3,624)

Net balances as of December 31, 2019	23,586	(1,287)	(10,756)	35,283	(4,686)	42,140

d.    Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838 as of March 31, 2020 and December 31, 2019, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of March 31, 2020 and December 31, 2019.

e.    Retained earnings from prior years

Corresponds to profits for the years ended December 31, 2019 and 2018 not distributed to shareholders for a total of MCh$156,342 as of March 31, 2020 and December 31, 2019.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	84

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity, continued

f.    Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of and for the three month period ended on March 31, 2020

				Other comprehensive income (loss)
Subsidiary	Non- controlling interest	Equity	Net income	Available for sale investments	Exchange differences on investment in Colombia	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.020%	468	30	-	-	-	-	-	-	30
Itaú Corpbanca Colombia S.A. and subsidiaries	12.900%	86,489	487	(6,189)	(4,798)	241	1,723	1,180	(7,843)	(7,356)
Totals		86,957	517	(6,189)	(4,798)	241	1,723	1,180	(7,843)	(7,326)

As of and for the year ended December 31, 2019

				Other comprehensive income (loss)
Subsidiary	Non- controlling interest	Equity	Net income	Available for sale investments	Exchange differences on investment in Colombia	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.020%	478	125	-	-	-	-	-	-	125
Itaú Corpbanca Colombia S.A. and subsidiaries (*)	12.900%	93,805	5,274	675	17,922	(411)	(1,184)	332	17,334	22,608
Totals		94.283	5,399	675	17,922	(411)	(1,184)	332	17,334	22,733

(*)   On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the shares of Itaú Corpbanca Colombia owned by Helm LLC and Kresge Stock Holding Company Inc. In relation to these transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of the share capital of Itaú Corpbanca Colombia, for a total price of approximately US $ 334 million. As a result of these acquisitions, Itaú Corpbanca became the owner of 87.10% of the shares of Itaú Corpbanca Colombia.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	85

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity, continued

The following table shows the non-controlling interest movements for the three month period ended March 31, 2020 and for the year ended on December 31, 2019

	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
Balances as of January 1,	94,283	223,081
Comprehensive income (loss) for the period/year	(7,326)	22,733
Effects of change of ownership	-	(151,531)
Balances for the period ended	86,957	94,283

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

			As of March 31, 2020		As of December 31, 2019
Entity name	Country	Main business	Ownership percentage	Non- controlling interest	Ownership percentage	Non- controlling interest
Itaú Corpbanca Colombia S.A. and subsidiariesy filiales	Colombia	Banking	87.10%	12.90%	87.10%	12.90%

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

Statements of Financial Position summary	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$

Current assets	5,454,377	5,385,982
Current liabilities	(3,520,776)	(3,112,252)
Net current assets (liabilities)	1,933,601	2,273,730

Non-current assets	1,271,094	1,175,106
Non-current liabilities	(2,534,843)	(2,729,714)
Net non-current assets (liabilities)	(1,263,749)	(1,554,608)

Total net assets (liabilities)	669,852	719,122

Accumulated non-controlling interest	86,489	93,806

	For the three month periods ended March 31,
Statements of Income summary	2020	2019
	MCh$	MCh$
Interest income	120,160	125,457
Income (loss) for the period	3,788	7,156
Non-controlling interest income	487	2,408

	For the three month periods ended March 31,
Statements of Cash Flows summary	2020	2019
	MCh$	MCh$
Net cash flows provided by (used in) operating activities	78,191	(35,654)
Net cash flows provided by (used in) investing activities	(197,653)	812
Net cash flows provided by (used in) financing activities	131,131	(9,247)
Net increase (decrease) in cash flows	11,669	(44,089)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	86

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 24 – Equity, continued

g.    Consolidated comprehensive income for the period

	For the three month periods ended March 31,
	2020			2019
Items	Equity holders of the Bank	Non- controlling interest	Totals	Equity holders of the Bank	Non- controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period	27,130	517	27,647	28,252	2,414	30,666

Other comprehensive income (loss) before income taxes
Available for sale investments	(19,126)	(6,189)	(25,315)	(111)	441	330
Net investment in foreign operations hedges	45,843	-	45,843	2,776	480	3,256
Cash flow hedges	(21,413)	241	(21,172)	(9,223)	-	(9,223)
Exchange differences	(30,610)	(4,798)	(35,408)	(1,497)	(52)	(1,549)
Defined benefits obligations	(997)	1,723	726	(2)	-	(2)
Totals	(26,303)	(9,023)	(35,326)	(8,057)	869	(7,188)
Income taxes
Available for sale investments	3,460	2,175	5,635	143	(62)	81
Net investment in foreign operations hedges	(12,378)	-	(12,378)	(160)	(139)	(299)
Cash flows hedges	4,815	(519)	4,296	1,883	-	1,883
Defined benefits obligations	274	(476)	(202)	-	-	-
Totals	(3,829)	1,180	(2,649)	1,866	(201)	1,665
Other comprehensive income (loss) for the period	(30,132)	(7,843)	(37,975)	(6,191)	668	(5,523)
Comprehensive income (loss) for the period	(3,002)	(7,326)	(10,328)	22,061	3,082	25,143

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	87

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Interim Consolidated Statement of Income for the period.

a.	The composition of interest income, including the effects related to hedge accounting, for the three month periods ended March 31, 2020 and 2019, is as follows:

	For the three month periods ended March 31,
	2020				2019
Interest income	Interest	Inflation indexation adjustment	Prepayment fees	Totals	Interest	Inflation indexation adjustment	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,052	-	-	1,052	1,203	1	-	1,204
Interbank loans	972	-	-	972	1,553	-	-	1,553
Commercial loans	186,425	44,504	1,925	232,854	180,370	19,302	3,633	203,305
Mortgage loans	46,975	43,444	379	90,798	48,037	92	202	48,331
Consumer loans	90,426	57	656	91,139	92,967	-	663	93,630
Financial investments	21,472	10,301	-	31,773	22,417	(355)	-	22,062
Other interest income	2,629	316	-	2,945	3,895	(1)	-	3,894
Gain (loss) from hedge accounting	7,301	(16,676)	-	(9,375)	4,313	7,527	-	11,840
Totals	357,252	81,946	2,960	442,158	354,755	26,566	4,498	385,819

b.	For the three month periods ended March 31, 2020 and 2019, the amount due for interest and inflation-indexation adjustments including the effect related o hedge accounting, is as follows:

	For the three month periods ended March 31,
	2020			2019
Interest expense	Interest	Inflation indexation adjustment	Totals	Interest	Inflation indexation adjustment	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(14,002)	(118)	(14,120)	(11,089)	(13)	(11,102)
Obligations under repurchase agreements	(4,855)	(5)	(4,860)	(7,176)	-	(7,176)
Time deposits and other time liabilities	(86,870)	(2,964)	(89,834)	(90,867)	101	(90,766)
Interbank borrowings	(17,823)	-	(17,823)	(20,335)	1	(20,334)
Debt instruments issued	(53,605)	(50,591)	(104,196)	(50,818)	(151)	(50,969)
Other financial liabilities	(119)	-	(119)	(104)	-	(104)
Lease contracts liabilities	(1,309)	(40)	(1,349)	(1,042)	-	(1,042)
Other Interest expense	(21)	(1,872)	(1,893)	(11)	(285)	(296)
Gain (loss) from hedge accounting	10,006	-	10,006	(5,025)	-	(5,025)
Totals	(168,598)	(55,590)	(224,188)	(186,467)	(347)	(186,814)

For purposes of the Interim Consolidated Statement of cash flows, the net amount of interest and inflation-indexation adjustments for the three month period ended March 31, 2020 is MCh$ 217,970 (MCh$ 199,005 for the three month period ended of March 31, 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	88

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 26 – Fee and Commission Income and Expense

a)    Fee and commission income

This item comprises the amount of all commissions accrued and paid during the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

Fee and commission income	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	353	312
Fees and commissions from guarantees and letters of credit	5,277	3,905
Fees and commissions from card services	18,207	18,402
Fees and commissions from accounts management	3,569	3,962
Fees and commissions from collections and payments	5,782	6,020
Fees and commissions from brokerage and securities management	2,435	2,345
Fees and commissions from asset management	5,932	6,216
Compensation for insurance brokerage fees	7,780	8,808
Investment banking and advisory fees	3,073	6,514
Fees and commissions from student loans ceded	1,481	1,434
Commissions on loan transactions	401	553
Commissions from mortgage credits	11	329
Other fees from services rendered	1,172	573
Other commissions earned	2,132	1,671
Totals	57,605	61,044

b)    Fee and commission expense

This item includes expenses for commissions accrued during for the period, according to the following detail:

Fee and commission expense	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Compensation for card operation	(13,370)	(13,842)
Fees and commissions for securities transactions	(1,217)	(727)
Commissions paid for foreign trade transactions	(616)	(633)
Commissions paid for customer loyalty program benefits	(955)	(650)
Commissions paid for services to customers management	(561)	(378)
Other commissions paid	(1,654)	(1,125)
Totals	(18,373)	(17,355)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	89

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 27 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$

Trading investments	1,558	3,491
Financial derivative contracts (trading)	161,528	(10,528)
Sale of loans and accounts receivable from customers (*)	(458)	(1,826)
Available for sale investments	18,060	9,162
Others	1,797	(466)
Totals	182,485	(167)

(*)   See detail in Note 10, letter c).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	90

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 28 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$

Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(84,369)	18,642
Other foreign currency Exchange gains (losses)	1,662	920
Subtotals	(82,707)	19,562
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	1,453	(153)
Adjustment for other assets	11	1
Net gain (loss) from hedge accounting	(3,927)	(10,004)
Subtotals	(2,463)	(10,156)
Totals	(85,170)	9,406

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	91

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 29 – Provision for Loan Losses

a.	The movement registered in income for the period related to allowances and impairment due to credit risk, for the three month periods ended March 31, 2020 and 2019, is summarized as follows:

	For the three month periods ended March 31, 2020
		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(308)	(64,338)	-	-	(6,129)	-	-	(70,775)
Collectively assessed	-	(21,300)	(5,939)	(55,279)	(213)	-	-	(82,731)
Income (loss) for provisions established (*)	(308)	(85,638)	(5,939)	(55,279)	(6,342)	-	-	(153,506)
Provisions released	-
Individually assessed	325	14,652	-	-	3,078	-		18,055
Collectively assessed	-	1,910	2,126	13,386	134	-	-	17,556
Income (loss) for provisions released (*)	325	16,562	2,126	13,386	3,212	-	-	35,611
Recovery of loans previously charged-off	-	5,287	641	8,227	-	-	-	14,155
Net charge to income	17	(63,789)	(3,172)	(33,666)	(3,130)	-	-	(103,740)

	For the three month periods ended March 31, 2019
		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(454)	(32,204)	-	-	(2,225)	-	-	(34,883)
Collectively assessed	-	(12,290)	(4,879)	(77,238)	(927)	-	-	(95,334)
Income (loss) for provisions established (*)	(454)	(44,494)	(4,879)	(77,238)	(3,152)	-	-	(130,217)
Provisions released
Individually assessed	279	20,245	-	-	6,170	-	-	26,694
Collectively assessed	-	6,649	2,413	35,143	251	-	-	44,456
Income (loss) for provisions released (*)	279	26,894	2,413	35,143	6,421	-	-	71,150
Recovery of loans previously charged-off	-	3,014	494	7,702	-	-	-	11,210
Net charge to income	(175)	(14,586)	(1,972)	(34,393)	3,269	-	-	(47,857)

(*)   The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Charge to income for provisions established	153,506	130,217
Credit to income for provisions used	(35,611)	(71,150)
Totals	117,895	59,067

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	92

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 30 – Personnel Salaries and Expenses

Personnel salaries and expenses for the three month periods ended March 31, 2020 and 2019, are broken down as follows:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Personnel compensation	(46,521)	(43,712)
Bonuses and gratifications	(17,277)	(19,689)
Seniority compensation	(2,829)	(3,269)
Training expenses	(273)	(231)
Health and life insurance	(715)	(836)
Other personnel expenses	(5,231)	(5,219)
Totals	(72,846)	(72,956)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	93

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 31 – Administrative Expenses

For the three month periods ended on March 31, 2020 and 2019, the composition of this item is as follows:

	For the three month periods ended March 31,
	2020	2019
	MCh$	MCh$
Administration expenses	(43,175)	(43,383)
Maintenance and repair of fixed assets	(8,332)	(7,370)
Insurance payments	(3,712)	(4,485)
Office supplies	(355)	(421)
IT and communications expenses	(11,443)	(11,982)
Utilities and other services	(1,060)	(1,183)
Security and transportation of securities services	(1,201)	(1,496)
Representation and personnel travel expenses	(642)	(756)
Legal and notarial expenses	(6,309)	(4,557)
Technical reports fees	(2,129)	(2,963)
Professional services fees	(319)	(421)
Other expenses of obligations for lease agreements	(10)	(113)
Expenses for lease	(339)	(316)
ATM maintenance and management services	(627)	(608)
Temporary external services	(81)	(16)
Postage and mailing expenses	(522)	(312)
Internal events	(213)	(238)
Donations	(956)	(1,075)
Hired services	(1,107)	(1,171)
Other services	(77)	(107)
Miscellaneous contributions	(179)	(16)
Credit card management services	(979)	(970)
Other administrative expenses	(2,583)	(2,807)

Outsourced services	(6,536)	(5,796)
Data processing	(3,125)	(3,026)
Products sales	(258)	(185)
Others	(3,153)	(2,585)

Board expenses	(298)	(370)
Board of Directors compensation	(298)	(370)
Other expenses of the Board	-	-

Marketing and advertising expenses	(2,704)	(2,391)

Non income taxes and contributions	(9,010)	(7,460)
Real estate contributions	(88)	(122)
Patents	(339)	(262)
Other taxes (*)	(6,392)	(5,051)
Contributions to the CMF	(2,191)	(2,025)
Totals	(61,723)	(59,400)

(*)   This amount corresponds mainly to taxes, different from income taxes that affect Itaú Corpbanca Colombia SA and its subsidiaries (Colombia segment), originated from local financial transactions, the permanent performance of commercial activities or services, taxes on non-discounted value added and wealth tax, among others.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	94

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 32 – Depreciation, Amortization, and Impairment

a.    Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the three month periods ended March 31, 2020 and 2019, are detailed below:

		For the three month periods ended March 31,
Depreciation and amortization	Note	2020	2019
		MCh$	MCh$
Depreciation of fixed assets	14	(3,325)	(3,749)
Amortization of intangible assets	13	(19,741)	(17,560)
Depreciation of assets for right to use of lease	15	(9,294)	(9,199)
Totals		(32,360)	(30,508)

b.    Impairment

As of March 31, 2020 and 2019, there is not impairment.

The Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

As indicated in Note 13, as a result of the latest events related to the COVID-19 pandemia, the Bank permanently monitors and evaluates its impact on its results, as well as the effects on the estimates and significant judgments including the impairment on assets in general, and on Goodwill in particular, considering that these events do not impact the results for the three-month period ended March 31, 2020, nor the financial position on the same date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	95

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 33 – Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of publicly traded companies and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.   Loans granted to related parties

As of March 31, 2020 and December 31, 2019 the loans granted to related persons are detailed below:

	As of March 31, 2020			As of December 31, 2019
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	111,301	12,893	6,431	109,840	11,910	5,054
Mortgage loans	-	-	30,093	-	-	29,419
Consumer loans	-	-	8,257	-	-	8,987
Gross loans and accounts receivable from customers	111,301	12,893	44,781	109,840	11,910	43,460
Allowance for loan losses	(2,125)	(211)	(371)	(1,705)	(134)	(283)
Net loans and accounts receivable from customers	109,176	12,682	44,410	108,135	11,776	43,177
Contingent loans
Contingent loans	9,282	20,286	14,738	9,624	17,220	18,117
Provisions for contingent loans	(6)	(325)	(22)	(5)	(320)	(24)
Net contingent loans	9,276	19,961	14,716	9,619	16,900	18,093

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	96

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 33 – Related Party Transactions, continued

b.    Other transactions and contracts with related parties

Below are the balances as of March 31, 2020 and December 31, 2019, for transactions with related parties and the impact on income for the three month periods ended March 31, 2020 and 2019:

		As of March 31, 2020			As of December 31, 2019	As of March 31, 2019
Corporate name	Description	Balances receivable (payable)	Effect on income		Balances receivable (payable)	Effect on income
			Income	Expense		Income	Expense
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	-	-	8	-	-	293
Bcycle Latam SPA	Other services	-	-	543	-	-	157
Bolsa de Comercio de Santiago	Financial services	-	-	-	-	-	47
Combanc S.A.	Data transmission services	-	-	143	-	-	91
Comder Contraparte Central S.A	Bank services	-	-	222	-	-	134
Corp Group Holding Inversiones Ltda	Management consulting services	-	-	142	-	-	103
Corp Imagen y diseños S.A.	Other services	-	-	-	-	-	21
Corp Research S.A.	Financial services	-	-	-	-	-	117
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses (*)	(15,331)	-	906	(15,625)	-	1,001
Inmobiliaria Gabriela S.A	Leases (*)	(789)	-	32	(809)	-	-
Inversiones Corp Group Interhold Ltda.	Financial services	-	-	647	-	-	628
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurances	-	-	-	-	51	84
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(389)	-	351	(441)	-	112
Itaú Unibanco	Business management reimbursement	1,165	1,165	-	349	925	-
Operadora Tarjeta de Crédito Nexus S.A.	Credit card administration	-	-	963	-	-	738
Redbanc S.A.	ATM network management	-	-	895	-	-	1,042
SMU S.A., Rendic Hnos. S.A.	ATM space rentals (See Note 17)	2,787	-	592	3,379	-	573
Transbank S.A.	Credit card administration	-	-	4,173	-	-	4,845

(*)   As of 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. For disclosure purposes we have included the outstanding balance of the liability and the interest expense.

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.    Donations

		For the three month period ended March 31,
Corporate name	Description	2020	2019
		MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	758	658
Fundación Descúbreme	Donations	117	101
Fundación Itaú	Donations	97	84

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	97

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the CMF and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal1 or most advantageous2 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

●	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
●	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
●	They are able to enter into a transaction for the asset or liability.
●	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

1  The market with the greatest volume and level of activity for the asset or liability.

2  The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	98

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

(i)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
(ii)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

(i)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).
(ii)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
(iii)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

(i)	An estimate of future cash flows for the asset or liability being measured.
(ii)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	99

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

(iii)	The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).
(iv)	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
(v)	Other factors that market participants would take into account in these circumstances.
(vi)	For a liability, the credit risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of March 31, 2020 and December 31, 2019, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of March 31, 2020			As of December 31, 2019
		Estimated fair value			Estimated fair value
	Book value	Recurring	Non- recurring	Book value	Recurring	Non- recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,898,476	-	1,898,476	1,009,681	-	1,009,681
Cash items in process of collection	475,006	-	475,006	231,305	-	231,305
Trading investments	311,772	311,772	-	181,402	181,402	-
Investments under resale agreements	101,158	-	101,158	75,975	-	75,975
Financial derivative contracts	5,466,878	5,466,878	-	3,154,957	3,154,957	-
Interbank loans, net	49,731	-	49,731	56,205	-	56,205
Loans and accounts receivable from customers, net	22,815,417	-	24,072,453	22,373,638	-	23,413,152
Available for sale investments	3,763,948	3,763,948	-	3,593,204	3,593,204	-
Held to maturity investments	152,168	-	151,358	115,682	-	114,175
Totals	35,034,554	9,542,598	26,748,182	30,792,049	6,929,563	24,900,493
LIABILITIES
Deposits and other demand liabilities	5,267,262	-	5,267,262	4,873,448	-	4,873,448
Cash in process of being cleared	494,788	-	494,788	164,573	-	164,573
Obligations under repurchase agreements	658,196	-	658,196	559,457	-	559,457
Time deposits and other time liabilities	12,708,280	-	12,704,336	11,620,187	-	11,692,076
Financial derivative contracts	5,181,904	5,181,904	-	2,938,034	2,938,034	-
Interbank borrowings	2,942,051	-	2,942,613	2,646,756	-	2,646,176
Debt instruments issued	6,556,820	-	6,897,086	6,408,356	-	7,244,551
Lease contracts liabilities	167,285	-	164,858	172,924	-	175,263
Other financial liabilities	8,642	-	8,642	12,966	-	12,966
Totals	33,985,228	5,181,904	29,137,781	29,396,701	2,938,034	27,368,510

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	100

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a)    Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

Measurement at fair value of items on non-recurring basis	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,898,476	1,009,681
Cash items in process of collection	475,006	231,305
Investments under resale agreements	101,158	75,975
Interbank loans, net	49,731	56,205
Loans and accounts receivable from customers, net	24,072,453	23,413,152
Held to maturity investments	151,358	114,175
Totals	26,748,182	24,900,493
LIABILITIES
Deposits and other demand liabilities	5,267,262	4,873,448
Cash in process of being cleared	494,788	164,573
Obligations under repurchase agreements	658,196	559,457
Time deposits and other time liabilities	12,704,336	11,692,076
Financial derivative contracts	2,942,613	2,646,176
Interbank borrowings	6,897,086	7,244,551
Lease contracts liabilities	164,858	175,263
Other financial liabilities	8,642	12,966
Totals	29,137,781	27,368,510

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	101

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Interbank borrowings
●	Debt instruments issued

b)    Fair value measurement of financial assets and liabilities for recording purposes (recurring)

Measurement at fair value of items on a recurring basis	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$
ASSETS
Trading securities	311,772	181,402
Chilean Central Bank and Government securities	76,579	80,898
Other securities issued locally	31,740	23,123
Foreign government and central bank instruments	153,878	67,088
Other securities issued abroad	47,748	4,390
Investments in mutual funds	1,827	5,903
Available for sale investments	3,763,948	3,593,204
Chilean Central Bank and Government securities	2,563,112	2,174,278
Other securities issued locally	228,427	536,576
Foreign government and central bank instruments	385,225	165,927
Other securities issued abroad	587,184	716,423
Financial derivative contracts	5,466,878	3,154,957
Forwards	1,000,701	454,300
Swaps	4,457,376	2,696,635
Call options	8,701	3,805
Put options	100	217
Totals	9,542,598	6,929,563
LIABILITIES
Financial derivative contracts	5,181,904	2,938,034
Forwards	856,115	504,276
Swaps	4,319,400	2,431,435
Call options	5,843	1,758
Put options	546	565
Totals	5,181,904	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	102

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading investments
●	Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of March 31, 2020, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$61,487 (MCh$27,727 as of December 31, 2019), broken down as follow:

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)
	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(2)	(2)	1	1
Fair value hedge	-	-	-	-
Currency forwards	-	-	-	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Cash flows hedge	(1)	(2)	1	1
Currency forwards	(1)	(2)	1	1
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Net investment in a foreign operation hedge	(1)	-	-	-
Currency forwards	(1)	-	-	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Derivatives held for trading	(61.856)	(28.172)	370	446
Currency forwards	(1.316)	(341)	139	123
Interest rate swaps	(55.826)	(23.189)	32	28
Currency swaps	(4.714)	(4.642)	199	295
Call currency options	-	-	-	-
Put currency options	-	-	-	-
Total financial derivatives	(61.858)	(28.174)	371	447

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	103

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c)Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	104

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of March 31, 2020			As of December 31, 2019
Impact calibration	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	-	-	-	-	-	-
TAB 30	-	94	-	-	98	-
TAB 90	-	3	-	-	4	-
TAB 180	-	38	17	-	39	18
TAB 360	-	-	3	-	-	4
Totals	-	135	20	-	141	22

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	105

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance to the fair value hierarchy established in IFRS 13 as of March 31, 2020 and December 31, 2019.

	As of March 31, 2020
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	311,772	230,457	81,315	-
Chilean Central Bank and Government securities	76,579	76,579	-	-
Other securities issued locally	31,740	-	31,740	-
Foreign government and central bank instruments	153,878	153,878	-	-
Other securities issued abroad	47,748	-	47,748	-
Investments in mutual funds	1,827	-	1,827	-
Available for sale investments	3,763,948	3,490,918	273,030	-
Chilean Central Bank and Government securities	2,563,112	2,563,112	-	-
Other securities issued locally	228,427	-	228,427	-
Foreign government and central bank instruments	385,225	385,225	-	-
Other securities issued abroad	587,184	542,581	44,603	-
Financial derivative contracts	5,466,878	-	5,435,080	31,798
Forwards	1,000,701	-	991,131	9,570
Swaps	4,457,376	-	4,435,148	22,228
Call options	8,701	-	8,701	-
Put options	100	-	100	-
Totals	9,542,598	3,721,375	5,789,425	31,798
LIABILITIES
Financial derivative contracts	5,181,904	-	5,179,713	2,191
Forwards	856,115	-	854,930	1,185
Swaps	4,319,400	-	4,318,394	1,006
Call options	5,843	-	5,843	-
Put options	546	-	546	-
Totals	5,181,904	-	5,179,713	2,191

	As of December 31, 2019
Measurement at fair value of instruments on a recurring basis using	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	181,402	177,009	4,393	-
Chilean Central Bank and Government securities	80,898	80,898	-	-
Other securities issued locally	23,123	23,120	3	-
Foreign government and central bank instruments	67,088	67,088	-	-
Other securities issued abroad	4,390	-	4,390	-
Investments in mutual funds	5,903	5,903	-	-
Available for sale investments	3,593,204	3,009,607	583,597	-
Chilean Central Bank and Government securities	2,174,278	2,174,278	-	-
Other securities issued locally	536,576	-	536,576	-
Foreign government and central bank instruments	165,927	165,927	-	-
Other securities issued abroad	716,423	669,402	47,021	-
Financial derivative contracts	3,154,957	-	3,127,525	27,432
Forwards	454,300	-	449,240	5,060
Swaps	2,696,635	-	2,674,263	22,372
Call options	3,805	-	3,805	-
Put options	217	-	217	-
Totals	6,929,563	3,186,616	3,715,515	27,432
LIABILITIES
Financial derivative contracts	2,938,034	-	2,936,915	1,119
Forwards	504,276	-	504,095	181
Swaps	2,431,435	-	2,430,497	938
Call options	1,758	-	1,758	-
Put options	565	-	565	-
Totals	2,938,034	-	2,936,915	1,119

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	106

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

d)    Transfers between level 1 and level 2

For the three month period ended on March 31, 2020 and for the year ended on December 31, 2019, no transfers were performed between level 1 and 2.

e)    Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	107

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2019.

	As of March 31, 2020
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	5,060	11,638	-	(7,128)	-	9,570
Swaps	22,372	1,043	-	(1,187)	-	22,228
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Totals	27,432	12,681	-	(8,315)	-	31,798
LIABILITIES
Financial derivative contracts
Forwards	181	1,653	-	(649)	-	1,185
Swaps	938	(189)	-	257	-	1,006
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Totals	1,119	1,464	-	(392)	-	2,191

	As of December 31, 2019
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	618	12,398	-	(7,956)	-	5,060
Swaps	26,538	4,930	-	(9,096)	-	22,372
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Totals	27,156	17,328	-	(17,052)	-	27,432
LIABILITIES
Financial derivative contracts
Forwards	49	2,565	-	(2,433)	-	181
Swaps	520	643	-	(225)	-	938
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Totals	569	3,208	-	(2,658)	-	1,119

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	108

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

f)    Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of March 31, 2020 and December 31, 2019:

	As of March 31, 2020
Measurement at fair value of items on a non- recurring basis	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	1,898,476	1,898,476	-	-
Cash items in process of collection	475,006	475,006	-	-
Investments under resale agreements	101,158	101,158	-	-
Interbank loans, net	49,731	49,731	-	-
Loans and accounts receivable from customers, net	24,072,453	-	-	24,072,453
Held to maturity investments	151,358	151,358	-	-
Totals	26,748,182	2,675,729	-	24,072,453
LIABILITIES
Deposits and other demand liabilities	5,267,262	5,267,262	-	-
Cash in process of being cleared	494,788	494,788	-	-
Obligations under repurchase agreements	658,196	658,196	-	-
Time deposits and other time liabilities	12,704,336	-	12,704,336	-
Interbank borrowings	2,942,613	2,942,613	-	-
Debt instruments issued	6,897,086	-	6,897,086	-
Lease contracts liabilities	164,858	-	164,858	-
Other financial liabilities	8,642	8,642	-	-
Totals	29,137,781	9,371,501	19,766,280	-

	As of December 31, 2019
Measurement at fair value of items on a non- recurring basis	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	1,009,681	1,009,681	-	-
Cash items in process of collection	231,305	231,305	-	-
Investments under resale agreements	75,975	75,975	-	-
Interbank loans, net	56,205	56,205	-	-
Loans and accounts receivable from customers, net	23,413,152	-	-	23,413,152
Held to maturity investments	114,175	114,175	-	-
Totals	24,900,493	1,487,341	-	23,413,152
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,873,448	-	-
Cash in process of being cleared	164,573	164,573	-	-
Obligations under repurchase agreements	559,457	559,457	-	-
Time deposits and other time liabilities	11,692,076	-	11,692,076	-
Interbank borrowings	2,646,176	2,646,176	-	-
Debt instruments issued	7,244,551	-	7,244,551	-
Lease contracts liabilities	175,263	-	175,263	-
Other financial liabilities	12,966	12,966	-	-
Totals	27,368,510	8,256,620	19,111,890	-

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	109

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management

The following is information related to the Bank’s Risk Management, regarding the main risks that affect the Bank and its subsidiaries:

a)    Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio. It should be noted that this management includes both the credit risk originated by the effective placements, as well as by the contingent placements.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

It is these committees that define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

a.1)  Individual portfolio risk assessment

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days overdue that can be attributed to the company’s performance.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	110

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

a.2) Collectively risk assessed portfolios

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i)   Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii)   they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii)  it has been subject to forced restructuring or partial debt cancellation.

All other credits that do not follow the restrictions indicated previously for the group portfolio, son identified as part of the normal portfolio.

a.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank’s credit risk as of March 31, 2020 and December 31, 2019, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

Maximum exposure	Nota	As of March 31, 2020	As of December 31, 2019
		MCh$	MCh$
Interbank loans	9	49,731	56,205
Loans and accounts receivable from customers	10	22,815,417	22,373,638
Financial derivative contracts	8	5,466,878	3,038,303
Investments under resale agreements	7	101,158	75,975
Available for sale investments	11	3,763,948	3,593,204
Held to maturity investments	11	152,168	115,682
Other assets	17	1,276,958	783,447
Contingent loans	23	5,926,074	5,895,139
Totals		39,552,332	35,931,593

(*)   It considers the guarantees received under agreements to constitute collaterals.

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	111

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

a.4) Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

-

Machinery and/or equipment

-

Buildings for specific purposes under construction

-

Agricultural land

-

Maritime ships and aircrafts

-

Mining infrastructure

-

Inventory

-

Agricultural assets

-

Industrial assets

-

Biological assets

-

Other warranties

- Urban plots or land

The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolio correspond to real guarantees of the mortgage and pledge type.

a.5) Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF. A detail by credit risk category is presented below:

	As of March 31, 2020				As of December 31, 2019
Categories	Individual	% over total portfolio	Allowance	Coverage ratio	Individual	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	201,047	0.85%	72	0.04%	111,490	0.48%	40	0.04%
A2	736,822	3.12%	408	0.06%	657,039	2.84%	358	0.05%
A3	3,467,268	14.68%	5,048	0.15%	3,370,264	14.55%	4,742	0.14%
A4	4,607,212	19.51%	36,889	0.80%	4,635,425	20.02%	36,473	0.79%
A5	2,870,668	12.15%	62,528	2.18%	2,978,849	12.86%	61,587	2.07%
A6	585,643	2.48%	22,387	3.82%	618,793	2.67%	15,461	2.50%
Normal risk portfolio	12,468,660	52.79%	127,332	1.02%	12,371,860	53.42%	118,661	0.96%
B1	542,643	2.30%	10,411	1.92%	216,493	0.93%	7,249	3.35%
B2	91,951	0.39%	7,586	8.25%	91,612	0.40%	7,309	7.98%
B3	37,935	0.16%	6,315	16.65%	43,672	0.19%	6,696	15.33%
B4	265,842	1.13%	67,582	25.42%	245,773	1.06%	58,553	23.82%
Substandard portfolio	938,371	3.98%	91,894	9.79%	597,550	2.58%	79,807	13.36%
C1	128,178	0.54%	2,564	2.00%	125,258	0.54%	2,505	2.00%
C2	38,626	0.16%	3,862	10.00%	32,658	0.14%	3,266	10.00%
C3	59,561	0.25%	14,890	25.00%	60,370	0.26%	15,093	25.00%
C4	67,556	0.29%	27,023	40.00%	68,805	0.30%	27,522	40.00%
C5	168,742	0.71%	109,683	65.00%	154,075	0.67%	100,148	65.00%
C6	102,624	0.44%	92,361	90.00%	107,979	0.47%	97,182	90.00%
Non-compliant portfolio	565,287	2.39%	250,383	44.29%	549,145	2.38%	245,716	44.75%
Subtotals	13,972,318	59.16%	469,609	3.36%	13,518,555	58.38%	444,184	3.29%

	As of March 31, 2020				As of December 31, 2019
Categories	Group	% over total portfolio	Allowance	Coverage ratio	Group	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,707,891	7.23%	29,697	1.74%	1,737,978	7.51%	29,672	1.71%
Non-compliant portfolio	226,948	0.96%	59,430	26.19%	223,253	0.96%	57,944	25.95%
Commercial portfolio	1,934,839	8.19%	89,127	4.61%	1,961,231	8.47%	87,616	4.47%
Normal risk portfolio	4,797,553	20.31%	18,247	0.38%	4,644,274	20.06%	18,798	0.40%
Non-compliant portfolio	238,245	1.01%	25,657	10.77%	231,767	1.00%	26,494	11.43%
Mortgage portfolio	5,035,798	21.32%	43,904	0.87%	4,876,041	21.06%	45,292	0.93%
Normal risk portfolio	2,499,476	10.58%	95,256	3.81%	2,623,064	11.33%	97,319	3.71%
Non-compliant portfolio	177,150	0.75%	106,268	59.99%	175,165	0.76%	106,007	60.52%
Consumer portfolio	2,676,626	11.33%	201,524	7.53%	2,798,229	12.09%	203,326	7.27%
Total portfolio	23,619,581	100%	804,164	3.40%	23,154,056	100%	780,418	3.37%

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	112

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

b)    Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

b.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

●	Positions in foreign currency (MX) within the attributions of the Trading Book.
●	Currency mismatches between the assets and liabilities of the Banking Book.
●	Currency flow mismatches.
●	Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as "translation risk".

b.1.2) Inflation-indexation and exchange-indexation

The inflation-indexation and exchange-indexation risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	113

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

The positions in currencies of assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

As of March 31, 2020	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,079,551	-	346,736	431,110	38,184	2,895	-	1,898,476
Cash items in process of collection	5	202,971	-	227,846	3,214	40,377	598	-	475,006
Trading investments	6	110,146	-	-	201,626	-	-	-	311,772
Investments under resale agreements	7	90,283	-	-	10,875	-	-	-	101,158
Financial derivative contracts	8	3,445,368	371,238	1,438,228	211,998	46	-	-	5,466,878
Interbank loans, net	9	-	-	38,776	10,955	-	-	-	49,731
Loans and accounts receivable from customers, net	10	5,733,782	8,819,035	3,875,801	4,330,694	39,797	3,676	12,632	22,815,417
Available for sale investments	11	1,499,212	1,158,581	154,868	951,287	-	-	-	3,763,948
Held to maturity investments	11	-	-	60,190	91,978	-	-	-	152,168
Investments in companies	12	12,126	-	-	3,478	-	-	-	15,604
Intangibles	13	1,419,897	-	1,009	155,401	-	-	-	1,576,307
Fixed assets	14	34,831	-	451	20,076	-	-	-	55,358
Right of use assets under lease agreements	15	154,122	-	9,081	34,766	-	-	-	197,969
Current taxes	16	5,404	-	472	55,336	-	-	-	61,212
Deferred taxes	16	161,895	-	22,241	14,107	-	-	-	198,243
Other assets	17	352,698	121,842	733,576	67,889	683	-	270	1,276,958
TOTAL ASSETS		14,302,286	10,470,696	6,909,275	6,594,790	119,087	7,169	12,902	38,416,205

Deposits and other demand liabilities	18	2,363,003	3,901	703,497	2,176,520	20,249	92	-	5,267,262
Cash in process of being cleared	5	228,246	-	223,128	-	42,841	573	-	494,788
Obligations under repurchase agreements	7	396,848	-	-	261,348	-	-	-	658,196
Time deposits and other time liabilities	18	8,931,687	392,741	1,726,594	1,657,242	15	-	1	12,708,280
Financial derivative contracts	8	3,261,511	448,835	1,285,850	185,408	300	-	-	5,181,904
Interbank borrowings	19	-	-	2,348,150	592,011	1,496	394	-	2,942,051
Debt instruments issued	20	749,146	5,011,726	41,953	753,748	247	-	-	6,556,820
Other financial liabilities	20	8,632	10	-	-	-	-	-	8,642
Lease contracts liabilities	15	640	125,934	8,840	31,594	-	-	277	167,285
Current taxes	16	29,961	-	-	705	-	-	-	30,666
Deferred taxes	16	83	-	219	131	-	-	-	433
Provisions	21	65,432	-	6,462	66,692	-	-	-	138,586
Other liabilities	22	351,776	374,686	144,119	50,061	72	-	7,605	928,319
TOTAL LIABILITIES		16,386,965	6,357,833	6,488,812	5,775,460	65,220	1,059	7,883	35,083,232
Assets (liabilities), net		(2,084,679)	4,112,863	420,463	819,330	53,867	6,110	5,019	3,332,973

As of December 31, 2019	Nota	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	262,828	-	364,594	379,706	2,553	-	-	1,009,681
Cash items in process of collection	5	150,463	-	80,132	710	-	-	-	231,305
Trading investments	6	109,924	-	-	71,478	-	-	-	181,402
Investments under resale agreements	7	46,686	-	-	29,289	-	-	-	75,975
Financial derivative contracts	8	2,278,658	324,414	536,936	14,035	914	-	-	3,154,957
Interbank loans, net	9	-	-	35,753	20,452	-	-	-	56,205
Loans and accounts receivable from customers, net	10	5,722,955	8,749,298	3,492,562	4,397,334	841	-	10,648	22,373,638
Available for sale investments	11	1,600,147	1,023,726	124,310	845,021	-	-	-	3,593,204
Held to maturity investments	11	-	-	30,132	85,550	-	-	-	115,682
Investments in companies	12	11,166	-	-	3,772	-	-	-	14,938
Intangibles	13	1,443,761	-	1,104	172,880	-	-	-	1,617,745
Fixed assets	14	35,648	-	422	21,892	-	-	-	57,962
Right of use assets under lease agreements	15	158,359	-	7,936	38,264	-	-	-	204,559
Current taxes	16	30,773	-	-	54,743	-	-	-	85,516
Deferred taxes	16	158,174	-	18,522	7,471	-	-	-	184,167
Other assets	17	284,599	91,456	359,198	47,924	-	-	270	783,447
TOTAL ASSETS		12,294,141	10,188,894	5,051,601	6,190,521	4,308	-	10,918	33,740,383

Deposits and other demand liabilities	18	2,255,736	2,855	534,005	2,079,465	1,387	-	-	4,873,448
Cash in process of being cleared	5	100,395	-	64,178	-	-	-	-	164,573
Obligations under repurchase agreements	7	499,136	-	-	60,321	-	-	-	559,457
Time deposits and other time liabilities	18	7,952,973	391,679	1,356,132	1,919,402	-	-	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	-	-	2,938,034
Interbank borrowings	19	-	-	2,563,630	83,126	-	-	-	2,646,756
Debt instruments issued	20	763,503	4,924,260	129,281	590,471	841	-	-	6,408,356
Other financial liabilities	20	12,956	10	-	-	-	-	-	12,966
Lease contracts liabilities	15	659	129,034	7,689	35,273	-	-	269	172,924
Current taxes	16	13	-	-	-	-	-	-	13
Deferred taxes	16	-	-	-	263	-	-	-	263
Provisions	21	111,796	-	-	82,311	-	-	-	194,107
Other liabilities	22	265,814	268,685	115,196	54,446	-	-	4,773	708,914
TOTAL LIABILITIES		13,923,428	6,119,422	5,246,679	5,002,290	3,136	-	5,043	30,299,998
Assets (liabilities), net		(1,629,287)	4,069,472	(195,078)	1,188,231	1,172	-	5,875	3,440,385

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	114

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

b.4) interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades for the three month period ended on March 31, 2020 and at the end of the year ended December 31, 2019:

	As of March 31, 2020
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	8,945,531	3,560,735	6,878,792	4,925,636	8,701,120	33,011,814
CLP	4,411,847	1,216,468	2,080,652	2,189,521	990,241	10,888,729
CLF	378,740	632,205	2,575,745	1,601,258	6,655,817	11,843,765
USD	2,041,131	1,114,080	1,244,366	119,924	372,958	4,892,459
COP	2,113,813	597,982	978,029	1,014,933	682,104	5,386,861
Liabilities	(15,558,330)	(2,943,813)	(6,422,426)	(1,741,688)	(6,070,787)	(32,737,044)
CLP	(9,542,205)	(1,758,208)	(3,992,296)	(450,188)	(210,000)	(15,952,897)
CLF	(547,113)	(36,277)	(649,664)	(757,521)	(5,493,875)	(7,484,450)
USD	(3,123,920)	(797,194)	(1,246,496)	(42,775)	-	(5,210,385)
COP	(2,345,092)	(352,134)	(533,970)	(491,204)	(366,912)	(4,089,312)
Derivative	48,805	238,829	(211,758)	(296,630)	439,976	219,222
CLP	508,181	474,782	1,972,381	6,813	(404,714)	2,557,443
CLF	(484,246)	(246,429)	(1,311,451)	(364,568)	926,395	(1,480,299)
USD	157,140	186,349	81,225	15,311	(1,498)	438,527
COP	(132,270)	(175,873)	(953,913)	45,814	(80,207)	(1,296,449)

	As of December 31, 2019
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,633,971	3,029,532	6,307,519	5,272,331	9,039,580	31,282,933
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	1,389,199	746,880	1,469,663	88,532	125,788	3,820,062
COP	2,200,796	721,464	785,543	1,086,681	885,511	5,679,995
Liabilities	(12,686,057)	(3,240,522)	(6,377,031)	(1,951,036)	(6,020,743)	(30,275,389)
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,412,752)	(616,060)	(1,856,669)	(44,884)	-	(3,930,365)
COP	(2,207,418)	(325,503)	(664,521)	(520,232)	(379,182)	(4,096,856)
Derivative	294,703	(428,178)	(32,152)	(282,453)	511,199	63,119
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	187,347	307,934	(93,046)	17,637	3,513	423,385
COP	55,222	(1,062,490)	(353,882)	(59,917)	5,230	(1,415,837)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	115

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

The expositions presented above correspond to the present values resulting from:

●	Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
●	Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.
●	Discount the flows of items accounted to the market at the market rate.

b.3) Volatility risk

In addition to the exposure associated with the underlying asset, the issuance of options involves other risks. These are caused by the non-linear relationship between the profit generated by the option and the price and the levels of the underlying factors, as well as by exposure to changes in the volatility of the price of the underlying asset.

b.4) Liquidity Risk

Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	116

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of March 31, 2020 and December 31, 2019, are presented below:

	As of March 31, 2020
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Assets	7,930,754	2,458,776	2,366,774	2,812,342	6,777,959	3,661,632	8,990,478	34,998,715
Cash	822,203	-	-	-	-	-	-	822,203
Financial instruments recorded at market value	2,381,724	13,225	79,002	337,348	441,265	173,561	114,494	3,540,619
Loans to local banks without credit lines	48,759	-	50,768	-	-	-	-	99,527
Credit lines granted to local banks	1,304,370	2,039,410	1,921,280	1,652,560	4,134,690	2,080,925	4,110,320	17,243,555
Commercial loans without credit lines	(17,399)	-	-	-	-	-	-	(17,399)
Commercial credit lines and overdrafts	481,432	131,770	175,805	358,957	1,018,074	565,251	157,653	2,888,942
Consumer loans without credit lines	(136,644)	-	-	-	-	-	-	(136,644)
Consumer credit lines and overdrafts	68,498	73,414	78,673	221,562	867,405	813,937	4,545,853	6,669,342
Residential mortgage loans	337,063	229,367	38,539	45,488	556	9	1,856	652,878
Other transactions or commitments without credit lines	2,597,675	7,591	3,386	-	297,462	-	-	2,906,114
Derivative contracts	43,073	(36,001)	19,321	196,427	18,507	27,949	60,302	329,578
Liabilities	(14,117,403)	(3,169,341)	(3,122,116)	(3,305,326)	(1,892,623)	(1,132,601)	(4,877,205)	(31,616,615)
Checking accounts and demand deposits	(5,085,542)	-	-	-	-	-	-	(5,085,542)
Term savings accounts - unconditional withdrawal	-	-	-	-	-	-	-	-
Term savings accounts - deferred withdrawal	(18,564)	-	-	-	-	-	-	(18,564)
Obligations with the Chilean Central Bank without credit lines	(416,801)	(229,094)	(8,040)					(653,935)
Deposits and time deposits	(4,708,838)	(2,458,538)	(2,043,093)	(2,438,109)	(687,185)	(70,769)	(700,929)	(13,107,461)
Foreing borrowings without credit lines	(1,252,414)	(458,819)	(565,276)	(736,208)	(72,844)	0	0	(3,085,561)
Foreign loans without credit lines	(6,775)	-	-	-	-	-	-	(6,775)
Letter of credit obligations	(1,614)	(198)	(1,831)	(3,872)	(13,616)	(11,001)	(9,743)	(41,875)
Bonds payable	(1,186,876)	(18,718)	(497,962)	(115,819)	(990,129)	(1,017,242)	(4,132,182)	(7,958,928)
Other credit lines obtained	(1,439,979)	(3,974)	(5,914)	(11,318)	(128,849)	(33,589)	(34,351)	(1,657,974)
Net banda	(6,186,649)	(710,565)	(755,342)	(492,984)	4,885,336	2,529,031	4,113,273	3,382,100

	As of December 31, 2019
						3 to 5 years
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	More than 5 years		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Assets	7,290,597	2,513,201	2,329,329	2,269,276	6,174,755	3,642,796	8,876,481	33,096,435
Cash	840,950	-	-	-	-	-	-	840,950
Financial instruments recorded at market value	2,988,831	16,339	1,009	21,989	34,114	4,797	39,752	3,106,831
Loans to local banks without credit lines	73,871	-	-	-	-	-	-	73,871
Credit lines granted to local banks	1,351,426	1,837,226	1,768,810	1,711,296	3,862,542	2,202,170	4,077,052	16,810,522
Commercial loans without credit lines	133,856	-	-	-	(4)	-	-	133,852
Commercial credit lines and overdrafts	460,594	134,413	209,720	351,216	1,074,368	613,673	156,218	3,000,202
Consumer loans without credit lines	278,985	-	-	-	-	-	-	278,985
Consumer credit lines and overdrafts	36,184	72,739	109,834	219,880	863,034	809,263	4,490,805	6,601,739
Residential mortgage loans	228,588	432,020	99,920	23,239	19	12	-	783,798
Other transactions or commitments without credit lines	973,966	6,489	125,128	-	248,169	-	-	1,353,752
Derivative contracts	(76,654)	13,975	14,908	(58,344)	92,513	12,881	112,654	111,933
Liabilities	(10,209,490)	(3,277,951)	(3,007,364)	(3,804,062)	(2,201,789)	(1,525,066)	(5,089,316)	(29,115,038)
Checking accounts and demand deposits	(4,718,777)	-	-	-	-	-	-	(4,718,777)
Term savings accounts - unconditional withdrawal	-	-	-	-	-	-	-	-
Term savings accounts - deferred withdrawal	(20,016)	-	-	-	-	-	-	(20,016)
Obligations with the Chilean Central Bank without credit lines	(164,524)	(396,408)	-	-	-	-	-	(560,932)
Deposits and time deposits	(3,969,193)	(2,489,593)	(1,984,846)	(2,051,001)	(832,938)	(89,695)	(703,836)	(12,121,102)
Foreing borrowings without credit lines	(232,236)	(360,526)	(784,211)	(1,133,943)	(82,368)	(96,272)	(44,589)	(2,734,145)
Foreign loans without credit lines	(47,728)	-	-	-	-	-	-	(47,728)
Letter of credit obligations	(1,467)	(327)	(1,679)	(3,314)	(11,501)	(9,366)	(10,265)	(37,919)
Bonds payable	(53,876)	(31,097)	(236,628)	(615,804)	(1,214,851)	(1,329,733)	(4,330,626)	(7,812,615)
Other credit lines obtained	(1,001,673)	-	-	-	(60,131)	-	-	(1,061,804)
Net banda	(2,918,893)	(764,750)	(678,035)	(1,534,786)	3,972,966	2,117,730	3,787,165	3,981,397

Items presented on table above correspond to categories that group financial transactions with similar caracteristics from a liquidity point of view.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	117

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

C)    Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

●	Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	118

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

D)    Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the three-month period ended on March 31, 2020 and the year ended on December 31, 2019, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the CMF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Equity for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent"). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As of March 31, 2020 and December 31, 2019, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Note	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	1,898,476	1,009,681	-	-
Cash items in process of collection	5	475,006	231,305	103,894	40,916
Trading investments	6	311,772	181,402	38,579	21,755
Investments under resale agreements	7	101,158	75,975	101,158	57,622
Financial derivative contracts (*)	8	2,235,020	1,674,743	1,723,329	1,215,171
Interbank loans	9	49,731	56,205	49,731	56,205
Loans and accounts receivable from customers	10	22,859,407	22,373,638	20,494,595	20,112,889
Available for sale investments	11	3,763,948	3,593,204	318,041	387,692
Held to maturity investments	11	152,168	115,682	103,890	52,527
Investments in companies	12	15,604	14,938	15,604	14,938
Intangibles	13	1,576,307	1,617,745	401,736	423,414
Fixed assets	14	55,358	57,962	55,358	57,962
Right of use asset under lease agreements	15	197,969	204,559	197,969	204,559
Current taxes	16	61,212	85,516	6,121	8,552
Deferred taxes	16	198,243	184,167	19,824	18,417
Other assets	17	1,276,958	783,447	801,470	698,801
Off-balance sheet assets
Contingent loans		2,626,122	2,647,938	1,575,673	1,588,763
Totals		37,854,459	34,908,107	26,006,972	24,960,183

(*)   Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	119

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 35 – Risk Management, continued

	Amount			Ratio
	As of March 31, 2020	As of December 31, 2019		As of March 31, 2020	As of December 31, 2019
	MCh$	MCh$		%	%
Basic capital	3,246,016	3,346,102	(a)	8.57	9.57	(c)
Effective equity	3,168,923	3,280,569	(b)	12.18	13.14	(d)

(a)	Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as "Equity attributable to equity holders" as indicated in the Compendium of Accounting Standards.
(b)	The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.
(c)	Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).
(d)	Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an "Optimal Regulatory Capital" with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate.

The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,246,016 as of March 31, 2020 (MCh$3,324,531 in December 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	120

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2020 and December 31, 2019 and for the three month period ended on March 31, 2020 and 2019

Note 36 – Subsequent Events

  Changes in the Board of Directors

In the ordinary session held on April 29, 2020, the Board of Directors of Itaú Corpbanca Board was informed and resolved to accept the resignation of the director Mr. Andrés Bucher Cepeda, effective as of the same date. On this matter, the Board of Directors designated Mr. Rogério Carvalho Braga as his replacement, who will exersise his duties until the next Ordinary General Shareholders’ Meeting, in which the definitive director will be appointed.

Other subsequent events

Between April 1, 2020, and April 29, 2020, the date of issuance of these Interim Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2020	121